7/29

08005244

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NZ Windfarms Limited

*CURRENT ADDRESS Level 5, 315 Manchester Street
P.O. Box 13 321, Christchurch
New Zealand

PROCESSED
OCT 0 9 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35231

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mac

DAT : 10/7/08

NZ WINDFARMS LIMITED

SCHEDULE 1

Initial Submission to Securities and Exchange Commission

SCHEDULE I

Documents made public, filed or distributed since 1 July 2007

No	Document Date	Document Name
1.	2 July 2007	Disclosure of Directors and Officers Relevant Interests
2.	5 July 2007	Substantial Security Holder Notice
3.	9 August 2007	Amendment of Prospectus
4.	14 August 2007	Announcement to NZX
5.	21 August 2007	Announcement to NZX
6.	24 August 2007	Announcement to NZX
7.	27 August 2007	Announcement to NZX
8.	30 August 2007	Notice of Issue of Options
9.	24 September 2007	Substantial Security Holder Notice
10.	26 September 2007	Particulars of Shareholding
11.	26 September 2007	Annual Return
12.	26 September 2007	Notice of Annual Meeting
13.	26 September 2007	Annual Report (and financial statements)
14.	4 October 2007	Announcement to NZX
15.	8 October 2007	Announcement to NZX
16.	11 October 2007	Announcement to NZX
17.	30 October 2007	Announcement to NZX
18.	1 November 2007	Announcement to NZX
19.	1 November 2007	Change of Directors and Particulars of Directors
20.	27 December 2007	Substantial Security Holder Notice
21.	27 February 2008	Announcement re Six Month Report to December 2007

No	Document Date	Document Name
22.	17 March 2008	Announcement to NZX
23.	31 March 2008	Announcement to NZX
24.	31 March 2008	Announcement to NZX
25.	31 March 2008	Interim Report to 31 December 2007
26.	9 April 2008	Announcement to NZX
27.	9 April 2008	Announcement to NZX
28.	29 April 2008	Announcement to NZX
29.	16 May 2008	Announcement to NZX
30.	29 May 2008	Announcement to NZX
31.	23 June 2008	Particulars of Company Address
32.	4 July 2008	Announcement to NZX

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	☒

B. Preliminary

1. Name	Vicki Buck
2. Name of issuer	NZ Windfarms Ltd
NZX company code of issuer	NWF
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer or related body corporate	Director
5. Date of this disclosure notice	02-Jul-07

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Vicki Buck
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Owner

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	12-Jun-07

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	05-Jun-07
12. Number of transactions (as required by regulation 12(2), if applicable)	1
13. Nature or type of transaction (as required by regulation 11(1)(a))	Allocation of shares from public offer
14. Consideration (as required by regulation 10)	$22,000.00
15. Number of securities held prior, set out by class and type (as required by regulation 8)	16,000
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	20,000

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	36,000

Signature (as required by regulation 14)

i-search

SSH Notice From Windflow Technology Limited

Company Name	Company Code	Ann #
NZ Windfarms Limited	NWF	150332

Announcement

Announcement Type Short Code	SSH			
Announcement Type Description	Substantial Security Holder Notice			
Released	5 Jul 2007 at 12:31:20 PM			
Headline	SSH Notice From Windflow Technology Limited			
Attachments	Description	Type	Size	View
	SSH Windflow	word document	96k	

Announcement summary

NOTICE 28842 DETAILS

Submitted Date : 05-Jul-2007 12:27
Status : Accepted

Substantial : Y Director : N
Add Holder : N Change Holder : N
Ceased Holder : Y Change Nature : N

Issuer Code : NWF NZ Windfarms Limited
Holder : Windflow Technology Limited

Address : c/- HFK Limited
: 12 Main North Road
: Christchurch
Country : New Zealand

Contact Name : Terry Moon
Phone : 03 365 8960

Total of Interest : 3000000
Total Issued : 78559197
Total % : 3.82

Class : NWF
Votes Attached : 1

Beneficial
Total of Interest : 3000000
Current % held : 3.82
Last % held : 43.53
Names : Windflow Technology Ltd
Transaction Dates :
Total Votes :
Considerations :

Considerations : Not Applicable

Non Beneficial
Total of Interest : 4,720,760
Current % held : 6.009%
Last % held : 5.027%
Names : Refer Schedule 1
Provisions : Refer Schedule 1
Transaction dates : Refer Schedule 1
Total Votes : Refer Schedule 1
Considerations : Refer Schedule 1

Description :
On Market Transactions
Documentation
With Notice : Yes
Not Filed : No
Been Filed : No
Number of pages : 1

Date of Last Notice :
Rel. Sec. Holders : N/A

Submitted By : Clive Bernard Whitfield Nicholson

NZ WINDFARMS LIMITED

10054539125

("NZ Windfarms")

RECEIVED
2008 JUL 29 P 12:23
OFFICE OF INTER...

MEMORANDUM OF AMENDMENTS TO PROSPECTUS

AMENDMENT TO ISSUE DATE

Purpose and Effect of Variation to Prospectus

Under the terms of the Prospectus for the Offer of Options under the NZ Windfarms Share Option Scheme dated 13 June 2007, (the "Prospectus") the Exercise Price is:

- $1.10 per Option, being the issue price of Ordinary Shares in the Prospectus for the first subsequent public offer of Ordinary Shares, if the Options are issued within one month of allotment of the Ordinary Shares pursuant to that Prospectus; or

- in any other case, the Market Price at the Options Date,

as specified by the Company in the offer of Options to the Eligible Person. Defined terms used in this Memorandum shall have the same meaning as in the Prospectus.

Variation – Terms of Proposed Variation

The Prospectus is hereby amended by deleting *"within one month"* wherever it appears in the Prospectus in the context of the Exercise Price (being paragraph 6 and the Glossary – Defined Terms of the Prospectus and associated Rules) and replacing the same with a new time frame being *"within three months"*.

Steps Necessary to Bring the Proposed Variation into Effect

The Directors of NZ Windfarms have agreed to amend the Prospectus as set out above and there is nothing further that is required to bring the proposed variation into effect as the Directors believe the variation is consistent with the original aims of the Prospectus and the terms on which the Prospectus was approved.

Other Material Matters

There are no other matters that are material to the proposed variation. All other terms of the Prospectus remain the same.

This amendment to the Prospectus dated 13 June 2007 is made in accordance with the Securities Act (Renewals and Variations) Exemption Notice 2002.

This Memorandum is signed by NZ Windfarms Limited and all its Directors

Dated this 26th day of July 2007

SIGNED by NZ Windfarms Limited:

[signature]
Director

V S Buet
Director

NATIONAL PROCESSING CENTRE
- 3 AUG 2007
RECEIVED

Vicki Susan Buck

Juliet Broad McKee

Peter Barry Leay

Keith James McConnell

Derek Neil Walker

NZ WINDFARMS LIMITED

PROSPECTUS

For the Offer of Options under the
NZ Windfarms Limited Share Option Scheme

13 June 2007

INTRODUCTION

1. Exemption and Index

This prospectus is issued in reliance on the Securities Act (Employee Share Purchase Schemes – Listed Companies) Exemption Notice 2006. For the purposes of regulation 5(6) of the Securities Regulations 1983, matters required to be stated or contained in this prospectus by virtue of the First Schedule of the Regulations are:

2. Defined Terms

Capitalised terms in this prospectus are defined in the Glossary at the end of this prospectus.

3. Attachments

Attached to and forming part of this prospectus are:

- The Rules to the Option Scheme
- The most recent audited consolidated financial statements of the Company and its Subsidiaries.

4. Financial Statements

The financial statements attached to this prospectus reflect the financial position of the Company and its Subsidiaries as at the date at which they are prepared and any person in receipt of a copy of those statements should be aware that the financial position may change between that date and the date of receipt.

If more recent audited consolidated financial statements of the Company and its Subsidiaries have been prepared after the registration of this prospectus, a copy of those more recent financial statements can be obtained from the Company (free of charge) by contacting:

Mr Chris Freear
NZ Windfarms Limited
Level 5, 315 Manchester Street
PO Box 13 321
Christchurch

Fax: 03 943 5411

5. Price of Ordinary Shares

Persons deciding whether or not to accept an offer of Options should be aware that the price of the Ordinary Shares may increase or decrease. The Company makes no representations regarding the value of the Options or the Ordinary Shares issued upon exercise of those Options.

6. Listing

The Company does not intend to have the Options quoted on the NZX.

In the following sentence "securities" means the Ordinary Shares into which the Options will convert. The securities have been accepted for listing by New Zealand Exchange Limited and will be quoted upon completion of allotment procedures. However, New Zealand Exchange Limited accepts no responsibility for any statement in this prospectus.

MAIN TERMS OF OFFER

1. Issuer

The issuer of the Options and the Ordinary Shares on exercise of the Options in accordance with the Rules is NZ Windfarms Limited. The address of the Company's registered office is:

C/- Grant Thornton (ChCh) Limited
9th Floor, Anthony Harper Building
47 Cathedral Square
Christchurch

2. Pre-condition

The offer of Options, and the acceptance of any such offer, is subject to the pre-condition that the Company proceeds with an issue of Ordinary Shares to the public on or about 30 May 2007 as outlined in a prospectus relating to the first subsequent public offer of Ordinary Shares registered or to be registered by the Company in accordance with applicable law.

3. Option Scheme

The Company is offering to Eligible Persons Options to purchase Ordinary Shares in the Company pursuant to the terms of the Option Scheme. Each Option will entitle the Option Holder to purchase one Ordinary Share in accordance with the Rules of the Option Scheme.

There is no minimum number of Options that must be issued by the Company.

4. Offers

The Options will only be offered to Eligible Persons. Each Eligible Person selected to participate will receive an investment statement relating to the offer, and an individual offer specifying the details of the offer relating to that Eligible Person, including any conditions particular to that Eligible Person. There is no cost for the Options, but exercise of the Options will incur an obligation to pay the Exercise Price, discussed in more detail below.

Eligible Persons who wish to accept an offer made to them must complete and submit the Option Application Form as instructed in their individual offer and in accordance with the Rules.

Eligible Persons wishing to apply for Options offered to them must apply for the full number of Options offered to them.

Once the Company receives a valid completed Option Application Form from an Eligible Person it will grant to that Eligible Person the number of Options applied for forthwith and, as soon as practicable, will issue an Option Certificate in the name of that Eligible Person. An Eligible Person may transfer Options to another Eligible Person with the prior consent of the Board, which the Board may give or withhold in its absolute discretion.

5. Exercise of Options

Options may generally be exercised on any Business Day during the Exercise Period, unless:

- the Company considers that the exercise is not permitted by the Rules; or
- there has been a Lapse Event prior to the exercise of the Options; or
- any conditions that must be satisfied before exercise have not been satisfied; or
- the Market Price at the Exercise Date is less than the Benchmark Price; or
- the Options have expired.

The Company may permit Option Holders to exercise their Options before the Exercise Period where a person (excluding the Company) or a group of associated persons acquires a beneficial (or

legal and beneficial) interest in at least 50% of the total voting rights (as defined in the Takeovers Code Approval Order 2000) in the Company, subject to the provisions of the Rules.

Option Holders may exercise their Options by giving an Exercise Notice to the Company and including a cheque made payable to NZ Windfarms Limited in payment of the Exercise Price for the Options exercised under that notice (unless other payment arrangements have been made), and the Option Certificate issued in respect of the Options.

Option Holders may exercise either all or part of their Options, provided that a minimum of 5,000 Options are exercised, or the balance remaining if less than 5,000. If the Option Holder exercises only some of their Options, the Company will issue a new Option Certificate for the balance.

6. Exercise Price

The Exercise Price is:

- $1.10 per Option, being the issue price of Ordinary Shares in the prospectus for the first subsequent public offer of Ordinary Shares, if the Options are issued within three months of allotment of the Ordinary Shares pursuant to that prospectus; or
- in any other case, the Market Price at the Options Date,

as specified by the Company in the offer of Options to the Eligible Person.

7. Ordinary Shares

Each Option will, upon exercise, convert into one Ordinary Share ranking equally in all respects with all other Ordinary Shares on issue at the Exercise Date, except for any dividend in respect of which the Record Date occurred prior to the date of exercise. The Company will issue the appropriate number of Shares to the Option Holder within 10 Business Days of receiving payment of the relevant Exercise Price.

NAME AND ADDRESS OF OFFEROR

The Company is both the issuer and the offeror of the Options and the Ordinary Shares to be issued on exercise of those Options.

DETAILS OF INCORPORATION OF ISSUER

The Company was incorporated under the Companies Act 1993 on 11 September 2002 under company number 1231708.

The public file relating to the incorporation of the Company is kept by the Companies Office, and is available for inspection on the Companies Office electronic register at www.companies.govt.nz.

OTHER TERMS OF OFFER AND SECURITIES

All other terms of the offer of Options and the Ordinary Shares issued on exercise of the Options are set out in this prospectus, except for those implied by law or set out in a document that is registered with a public official and is available for public inspection and is referred to in this prospectus.

The terms and conditions of the Options are set out in the Rules.

An Eligible Person who is offered Options will receive a document containing information about the Offer that is particular to that Eligible Person, including:

- the number of Options to be granted to the Eligible Person;

- the Exercise Period or Exercise Periods for exercise of the Options, including tranches (if any) of the Options;
- the conditions (if any) which must be satisfied before the Options may be exercised;
- the Exercise Price or Exercise Prices for exercise of the Options;
- the minimum number or multiple of a number of Options that may be exercised on any one occasion;
- the date by which the offer of Options must be accepted.

PLACES OF INSPECTION OF DOCUMENTS

The constitution of the Company is available for public inspection either on the Companies Office electronic register at www.companies.govt.nz on payment of any relevant fee, or at the registered office of the Company (without payment of any fee).

Glossary – Defined Terms

"Benchmark Price" is as defined in the Rules;

"Board" means the board of directors of the Company from time to time;

"Business Day" means a day on which the NZX is open for trading;

"Company" means NZ Windfarms Limited;

"Director" means a director of the Company or any of its Subsidiaries;

"Eligible Person" means any person whom the Company determines in its absolute discretion shall be eligible to become a member of the Option Scheme, provided such a person is:

(a) An Employee;

(b) A Director;

(c) A person including an agent, contractor or representative who provides personal services principally to the Company or any Subsidiary;

(d) A relative (as defined in the Securities Act 1978) or a de facto partner of a person described in paragraphs (a), (b) or (c) above;

(e) A trustee for a person described in paragraphs (a), (b), (c) or (d) above; or

(f) A company that is controlled by a person described in paragraphs (a), (b), (c), (d) or (e) above;

"Employee" means a person who, at the date of issue of the Options under the Option Scheme, is an employee of the Company or any of its Subsidiaries;

"Exercise Date" means the date on which an Option is exercised;

"Exercise Notice" means a notice by an Eligible Person of exercise of Options in the form required by the Company from time to time;

"Exercise Period" means, in respect of particular Options, the period commencing on the date three years after the issue of the Options and ending on the date five years after the issue of the Options, or such other period as the Company determines in its absolute discretion in relation to any particular Options, provided that the Company shall not alter the Exercise Period for any Options already issued;

"Exercise Price" means:

(a) $1.10 per Option, being the issue price of Ordinary Shares in the prospectus for the first subsequent public offer of Ordinary Shares, if the Options are issued within three months of allotment of the Ordinary Shares pursuant to that prospectus; or

(b) In any other case, the Market Price at the Options Date,

as specified by the Company in the offer of Options to the Eligible Person;

"Lapse Event" means the occurrence of an event by which an Option Holder who was an Employee ceases to be an Employee due to termination by the Company for serious misconduct, or an Option Holder who was a Director ceases to be a Director as a consequence of being disqualified from holding the office of a director pursuant to the Companies Act 1993, provided that the Board may, in its absolute discretion, determine that any given circumstances do not constitute a Lapse Event;

"Listing Rules" means the Listing Rules of the NZX;

"Market Price at the Exercise Date" means the volume weighted average selling price per Ordinary Share of all the Ordinary Shares in the Company traded on the NZX during the 10 Business Days prior to the date that the Company receives an exercise notice, adjusted as the Company may determine in its sole discretion to take account of the Ordinary Shares going ex-dividend in the period, and to ensure (as far as practicable) that such weighted average does not take into account any purchase of Ordinary Shares by or on behalf of the Option Holder;

"Market Price at the Options Date" means the volume weighted average selling price per Ordinary Share of all of the Ordinary Shares in the Company traded on the NZX during the 10

Business Days prior to the offer of Options by the Company, adjusted as the Company may determine in its sole discretion to take account of the Ordinary Shares going ex-dividend in that period, and to ensure (as far as practicable) that such weighted average does not take into account any purchase or sale of Shares by or on behalf of the Option Holder;

"**NZX**" means the NZSX or NZAX equity security markets operated by New Zealand Exchange Limited as applicable to the Company;

"**Option**" means an option to acquire one Ordinary Share issued under the Option Scheme;

"**Option Application Form**" means an application form for the acceptance of an offer of Options in the form required by the Company;

"**Option Certificate**" means a certificate evidencing Options, including the Schedule (if any) to such certificate;

"**Option Scheme**" means the NZ Windfarms Limited Option Scheme, as governed and operated in accordance with the Rules;

"**Option Holder**" means a holder of Options;

"**Options Date**" means, in respect of particular Options, the date that Options are issued to an Eligible Person;

"**Ordinary Shares**" means ordinary fully paid shares in the Company;

"**Record Date**" bears the same meaning as it bears in the Listing Rules;

"**Regulations**" means the Securities Regulations 1983;

"**Rules**" means the rules from time to time applying to the Option Scheme as set by the Company, with the current rules being attached to this prospectus as Schedule 1; and

"**Subsidiary**" means a subsidiary of the Company as that term is defined by the Companies Act 1993.

SIGNED by all the directors of
NZ WINDFARMS LIMITED
or their agent (authorised in writing):

Vicki Susan Buck

Peter Barrie Leay

Keith James McConnell

Juliet Mary Broad McKee

Derek Neil Walker

Schedule 1 – Rules of the Option Scheme

NZ WINDFARMS SHARE OPTION SCHEME RULES

NZ WINDFARMS LIMITED

1 INTRODUCTION

1.2 **Name:** The name of this scheme is the NZ Windfarms Share Option Scheme ("**Option Scheme**").

1.3 **Purpose:** The Option Scheme is intended to create incentives for, and enable the Company and its Subsidiaries to attract and/or retain, key persons connected to the Company and its Subsidiaries by conferring on them a right to participate in the equity of the Company.

1.4 **Defined Terms:** Further definitions are set out in clause 10.

2 OFFER OF OPTIONS

2.1 **Content of Offer:** The Company may, from time to time, make an offer of Options to an Eligible Person. Each offer shall:

(a) be in writing;

(b) enclose details of the Option Scheme;

(c) specify the number of Options to be granted to the Eligible Person;

(d) specify the Exercise Period or Exercise Periods for exercise of the Options, including tranches (if any) of the Options;

(e) specify the conditions (if any) which must be satisfied before the Options may be exercised;

(f) specify the Exercise Price or Exercise Prices for exercise of the Options;

(g) specify the minimum number or multiple of a number of Options that may be exercised on any one occasion; and

(h) specify the date by which the offer of Options must be accepted.

2.2 **Number:** The total number of Options issued to Eligible Persons under the Option Scheme must not at any time exceed 2% of the total number of Ordinary Shares issued by the Company.

2.3 **Offer conditional:** The offer of Options pursuant to clause 2.1 to Eligible Persons who are Directors, and the acceptance of any such offer, shall be subject to the pre-condition that the Company proceeds with the share issue on or about 30 May 2007 as outlined in the prospectus relating to the first subsequent public offer of Ordinary Shares by the Company and in accordance with the relevant resolutions being passed at a Special Meeting of the Company on 28 May 2007. An offer of Options may, in some circumstances, also be subject to other shareholder approval in accordance with the Company's constitutions and the Listing Rules.

3 ACCEPTANCE OF OFFER OF OPTIONS

3.1 **Response:** An Eligible Person who wishes to accept an offer of Options must return to the Company a completed acceptance of the offer and completed Scheme Member Undertaking by 5.00pm on the 15th Business Day following the date of the offer or such later date as the Company advises in writing.

3.2 **Acknowledgement:** In accepting an offer of Options, an Eligible Person acknowledges that:

(a) the terms of the Option Scheme are binding on him or her; and

(b) participation in the Option Scheme does not affect the terms of the Eligible Person's employment (if any) or prospective employment (if any). In no event shall the Company be deemed, by making an offer of Options, to have represented that any

employment or prospective employment shall continue until, during and/or beyond the Exercise Period.

3.3 **Grant:** On receipt of acceptance of an offer of Options from an Eligible Person the Company shall issue Options, and send an Option Certificate, as soon as practicable to the Scheme Member.

4 EXERCISE OF OPTIONS

4.1 **Exercise:** Subject to clauses 4.1 to 4.3, Options may be exercised on any Business Day during the Exercise Period, unless:

(a) the Company considers that the exercise is not permitted by these Rules; or

(b) there has been a Lapse Event prior to the exercise of the Options; or

(c) any conditions that must be satisfied before exercise have not been satisfied; or

(d) the Market Price at the Exercise Date is less than the Benchmark Price; or

(e) the Options have expired under clause 5.

4.2 **Change of control:** Notwithstanding clause 4.1, and subject to clause 4.3, the Company may, by notice to all Scheme Members, permit the Options to be exercised before the Exercise Period where a person (excluding the Company) or a group of associated persons acquires a beneficial (or legal and beneficial) interest in at least 50% of the total voting rights (as defined in the Takeovers Code Approval Order 2000) in the Company, provided that:

(a) the exercise of any Options pursuant to such notice shall take place within 30 Business Days of the date of that notice;

(b) for the avoidance of doubt, the failure of a Scheme Member to exercise any Options pursuant to clause 4.2(a) shall not prejudice that Scheme Member's rights to exercise those Options during the Exercise Period pursuant to clause 4.1;

(c) the Options shall be exercisable pursuant to such notice unless:

(i) the Company considers that the exercise is not permitted by these Rules; or

(ii) there has been a Lapse Event prior to the exercise of the Options; or

(iii) any conditions that must be satisfied before exercise have not been satisfied; or

(iv) the Market Price at the Exercise Date is less than the Benchmark Price; or

(v) the Options have expired pursuant to clause 5; and

(d) any such notice given under this clause 4.2 may not be subsequently withdrawn by the Company including under a reconstituted Board.

4.3 **Insider Trading:** Notwithstanding clauses 4.1 and 4.2, Options may only be exercised in the periods contemplated by the Insider Trading (Approved Procedure for Company Officers) Notice 1996, and in accordance with relevant insider trading laws. If the final day in the Exercise Period does not fall within one of these periods, then the final date for exercise shall be extended to the fifth Business Day after the commencement of the next such period.

4.4 **Exercise Notice:** Subject to clause 5 and the terms of grant of Options, a Scheme Member may exercise part or all of the Options (subject to any minimum or multiple of a number of Options prescribed by the Company from time to time and advised in the offer of Options) by a notice in writing to the Company in such form as the Company may from time to time specify, detailing the Options exercised.

4.5 **Payment:** Contemporaneously with the exercise notice provided under clause 4.4, on the Exercise Date the Scheme Member shall remit to the Company payment of the Exercise

Price and surrender the relevant Option Certificate. If fewer than all the Options comprised in a certificate are exercised, a replacement Option Certificate shall be issued for the remaining Options.

4.6 **Minimum Number:** The minimum number of Options that may be exercised on any one occasion shall be the lesser of 5,000 Options or the balance then remaining.

4.7 **Issue:** Subject to the provisions of clause 6, within 5 Business Days after the date on which the Company receives payment of the relevant Exercise Price and the relevant Option Certificate under this clause 4, the Company shall issue, transfer, or procure the transfer of Ordinary Shares to the Scheme Member, unless this clause 4 precludes the exercise of Options (in which case, the Company shall give notice to the Scheme Member accordingly, refund the Exercise Price (without interest) and return the Option Certificate).

4.8 **Company's Notice:** The Company shall give a further notice to a Scheme Member who has been precluded pursuant to clause 4.3 from exercising an Option, as soon as it considers that the exercise would no longer be precluded.

4.9 **Ranking:** Subject to the provisions of clause 6, Ordinary Shares issued or transferred to a Scheme Member pursuant to the exercise of an Option shall be credited as fully paid and shall rank equally in all respects with all other Ordinary Shares on issue at the Exercise Date, except for any dividend in respect of which the Record Date occurred prior to the Exercise Date.

4.10 **Rights Issue:** In the event that there is a rights issue prior to the Exercise Date, the Exercise Price of the Options shall be reduced in accordance with the formula stipulated by Listing Rule 8.1.7.

4.11 **Bonus Issues etc:** If there is a bonus issue to the holders of the Ordinary Shares, the number of Ordinary Shares to be received on the exercise of an Option shall be increased (or additional Ordinary Shares may be reserved for issue on exercise of an Option) by the number of Ordinary Shares which the Scheme Member would have received if that Option had been exercised before the Record Date for the issue.

4.12 **Proportionate Reconstruction:** If there is a consolidation or subdivision or similar proportionate reconstruction of the Ordinary Shares, the number of Ordinary Shares to be received on the exercise of an Option may be consolidated or subdivided in the same ratio and the Exercise Price amended in inverse proportion to that ratio.

4.13 **Notice:** The Company shall give notice of any adjustment to the number of Ordinary Shares to be received on the exercise of Options to all Scheme Members affected.

5 EXPIRATION OF OPTIONS

5.1 **Exercise Period Passed:** Subject to clause 4.3, an Option shall expire on the expiry of the Exercise Period for such Option.

5.2 **Lapse Event:** An Option shall expire (subject to a determination by the Board to the contrary) on the occurrence of a Lapse Event.

5.3 **After Exercise:** Nothing in this Scheme as to expiry of an Option shall apply to an Option that has been exercised.

6 VESTING OF SHARES

6.1 **Vesting of Shares:** Ordinary Shares issued or transferred as the result of the exercise of an Option shall immediately vest in and be transferred to the Scheme Member and shall not in any way be subject to the provisions of the Option Scheme.

7 TRANSFER

7.1 **No Transfer:** An Eligible Person may transfer Options to another Eligible Person with the prior consent of the Board, which the Board may give or withhold in its absolute discretion.

8 MISCELLANEOUS

8.1 **Amendment:** The Company may from time to time modify or amend all or any of the provisions of these Rules and any such modification or amendment shall be forwarded to all Scheme Members, provided that no modification or amendment may be made which shall substantially adversely affect the financial position of any Scheme Member unless that Scheme Member consents to the modification or amendment or the modification or amendment is consented to in writing by at least 75% of all then current Scheme Members holding Options under the relevant Option Scheme. For the avoidance of doubt, any modification or amendment of the Rules relating to new insider trading legislation and regulations or a change in the Listing Rules may be made by the Company as it sees fit in its absolute discretion.

8.2 **Purpose of the Scheme:** If any circumstance arises which might result in the purpose of the Option Scheme not being fulfilled, the Company shall use all reasonable endeavours to effect any modification to the Option Scheme required to preserve that purpose.

8.3 **Fractions:** If a calculation or adjustment under the Option Scheme produces a fraction of a cent or Ordinary Share, the product shall be rounded to the nearest whole number favourable to the Option Scheme Member.

8.4 **Delay:** No failure, delay or indulgence by the Company in exercising any power or right conferred on it under the Option Scheme shall operate as a waiver of that power or right nor shall a single exercise of a power or right preclude further exercises of or the exercise of any other power or right under the Option Scheme.

8.5 **Quotation:** The Company shall not apply, or be required to apply, for quotation of an Option on the NZX nor does the Company undertake to remain listed on the NZX and/or have Ordinary Shares quoted on the NZX.

8.6 **Dispute Resolutions:**

(a) **Written Notice:** In the event of a dispute concerning the provisions of this Option Scheme or these Rules arising between a Scheme Member and the Company, then the person claiming that a dispute has arisen must give written notice to the other specifying the nature of the dispute ("Dispute Notice").

(b) **Mediation:** Any person sending or receiving a Dispute Notice ("Party") may require any dispute, which has not been resolved within 10 Business Days of the date of the Dispute Notice, to be referred to mediation. The mediator shall be appointed by both parties, or failing agreement within 5 Business Days of the date of reference to mediation, appointed by the Chairperson of the New Zealand Chapter of Lawyers engaged in Alternative Dispute Resolution. The mediator shall conduct the mediation in accordance with the guidelines agreed between the Parties or, if the Parties cannot agree within 10 Business Days following appointment of the mediator, in accordance with the guidelines set by the mediator. The costs and expenses of the mediator shall be shares by the Parties equally.

(c) **Arbitration:** In the event that the dispute is not resolved by mediated agreement or otherwise within 30 Business Days of the date of the Dispute Notice, either Party may by written notice served on the other Party require the dispute to be determined by the arbitration of a single arbitrator. The arbitrator shall be appointed by the parties or, failing agreement within 5 business Days of service of the date of reference to arbitration, shall be appointed at the request of either Party by the president or vice-president for the time being of the Canterbury District Law Society. The arbitration shall be conducted as soon as possible in accordance with,

and subject to the provisions of, the arbitration statutes for the time being in force in New Zealand.

8.7 **Correspondence:** Any correspondence from a Scheme Member to the Company or the Board concerning the Options shall be delivered or posted to the registered office of the Company or to such other address as may be notified by the Board in writing. Any correspondence from the Company or the Board to a Scheme Member concerning the Options shall be delivered to the Scheme Member or posted to the Scheme Member's last known residential address.

8.8 **Employment:** If a Scheme Member is an Employee, he or she acknowledges in acceptance of an offer of Options that nothing in the Scheme or issue of the Options is relevant to his or her employment terms.

8.9 **Employment Rights:** A Scheme Member waives any rights to compensation or damages in consequence of the termination of his or her employment (if any) with the Company or any Subsidiary for any reason whatsoever insofar as those rights arise, or may arise, from his or her ceasing to be entitled to any Options as a result of such termination.

9 NOTICES

9.1 **Method of Delivery:** Any notice or other communication required or permitted under this Option Scheme and these Rules shall be sufficiently given if in writing and personally delivered or sent by facsimile, post, or by courier, addressed, if to the Company, as follows, or to such other address as the Company shall have given notice of under this Scheme:

If to the Company:

Address:	NZ Windfarms Limited Level 5, 315 Manchester Street PO Box 13 321 Christchurch
Attention:	Mr Chris Freear
Fax:	*03 943 5411*

9.2 **Change of Details:** The notice details given in clause 9.1 may be varied by the Company as appropriate at any time by notice given in accordance with that clause.

9.3 **Receipt:** Any notice or demand given by either party to the other shall be conclusively deemed to be received by the intended receipt;

(a) in the case of delivery by hand, when actually delivered;

(b) in the case of delivery by post, on the third Business Day after posting;

(c) in the case of facsimile, on the Business Day on which it is despatched or, if despatched on a *Non-Business* Day *or after 5pm* (in the place of receipt) on a Business Day, on the next Business Day after the date of despatch.

10 INTERPRETATION

10.1 **Defined Terms:** In these Rules, unless the context otherwise requires:

"**Benchmark Price**" *means the price set by the following formula:*

Benchmark Price = [Exercise Price x (1 + Growth Target)] – Aggregate Dividends

Where:

Growth Target	*is 10% per annum for the period from the Options Date to the Exercise Date, applied where applicable on a pro-rata basis for any period of less than a full calendar year; and*

Aggregate Dividends *are the aggregate dividends paid by the Company in respect of each Ordinary Share during the period from the Options Date to the Exercise Date, which will include dividends declared but unpaid as at the Exercise Date;*

"**Board**" means the board of directors of the Company from time to time;

"**Business Day**" means a day on which the NZX is open for trading;

"**control**" has the same meaning as in section OD 1(1) of the Income Tax Act 2004;

"**Company**" means NZ Windfarms Limited;

"**Director**" means a director of the Company or any of its Subsidiaries;

"**Eligible Person**" means any person whom the Company determines in its absolute discretion shall be eligible to become a member of the Option Scheme, provided such a person is:

(a) An Employee;

(b) A Director;

(c) A person including an agent, contractor or representative who provides personal services principally to the Company or any Subsidiary;

(d) A relative (as defined in the Securities Act 1978) or a de facto partner of a person described in paragraphs (a), (b) or (c) above;

(e) A trustee for a person described in paragraphs (a), (b), (c) or (d) above; or

(f) A company that is controlled by a person described in paragraphs (a), (b), (c), (d) or (e) above;

"**Employee**" means a person who, at the date of issue of the Options under the Option Scheme, is an employee of the Company or any of its Subsidiaries;

"**Exercise Date**" means the date on which an Option is exercised;

"**Exercise Period**" means, in respect of particular Options, the period commencing on the date three years after the issue of the Options and ending on the date five years after the issue of the Options, or such other period as the Company determines in its absolute discretion in relation to any particular Options, provided that the Company shall not alter the Exercise Period for any Options already issued;

"**Exercise Price**" means:

(a) $1.10 per Option, being the issue price of Ordinary Shares in the prospectus for the first subsequent public offer of Ordinary Shares, if the Options are issued within three months of allotment of the Ordinary Shares pursuant to that prospectus; or

(b) in any other case, the Market Price at the Options Date,

as specified by the Company in the offer of Options to the Eligible Person;

"**Lapse Event**" means the occurrence of an event by which a Scheme Member who was an Employee ceases to be an Employee due to termination by the Company for serious misconduct, or a Scheme Member who was a Director ceases to be a Director as a consequence of being disqualified from holding the office of a director pursuant to the Companies Act 1993, provided that the Board may, in its absolute discretion, determine that any given circumstances do not constitute a Lapse Event;

"**Listing Rules**" means the Listing Rules of the NZX as applicable to the Company from time to time;

"**Market Price at the Exercise Date**" means the volume weighted average selling price per Ordinary Share of all the Ordinary Shares in the Company traded on the NZX during the 10 Business Days prior to the date that the Company receives an exercise notice, adjusted as the Company may determine in its sole discretion, to take account of the Ordinary Shares

going ex-dividend in the period, and to ensure (as far as practicable), that such weighted average does not take into account any purchase of Ordinary Shares by or on behalf of the Scheme Member;

"Market Price at the Options Date" means the volume weighted average selling price per Ordinary Share of all of the Ordinary Shares in the Company traded on the NZX during the 10 Business Days prior to the offer of Options by the Company, adjusted as the Company may determine in its sole discretion to take account of the Ordinary Shares going ex-dividend in that period, and to ensure (as far as practicable) that such weighted average does not take into account any purchase or sale of Shares by or on behalf of the Scheme Member;

"NZX" means the NZSX or NZAX equity security markets operated by New Zealand Exchange Limited as applicable to the Company;

"Option" means an option to acquire one Ordinary Share issued under the Option Scheme;

"Option Certificate" means a certificate evidencing Options, including the Schedule (if any) to such certificate;

"Options Date" means, in respect of particular Options, the date that Options are issued to an Eligible Person;

"Option Scheme" means the NZ Windfarms Limited Option Scheme, as governed and operated in accordance with the Rules;

"Ordinary Shares" means ordinary fully paid shares in the Company;

"Record Date" bears the same meaning as it bears in the Listing Rules;

"Rules" means these rules relating to the Option Scheme, as amended from time to time;

"Scheme Member" means an Eligible Person who has become a member of the Option Scheme by the offer, acceptance and issue of Options;

"Scheme Member Undertaking" means a document that contains an undertaking by a Scheme Member to comply with the terms and conditions of the Option Scheme and to observe his or her obligations under the Option Scheme in the form required by the Company from time to time; and

"Subsidiary" means a subsidiary of the Company as that term is defined by the Companies Act 1993.

10.2 **General provisions of interpretation** - In the construction and interpretation of these Rules, unless inconsistent with the context or otherwise specified:

(a) references to statutes or statutory provisions include those statutes or statutory provisions as amended, extended, consolidated, re-enacted or replaced from time to time and any orders, regulations, instruments or other subordinated legislation made under them;

(b) words importing the singular number include the plural and vice versa, references to any gender include every gender and references to persons include corporations and unincorporated bodies of persons, government or semi-government bodies or agencies or political subdivisions of them;

(c) headings are inserted for convenience only and do not affect the interpretation of this Agreement; and

(d) references to any document include all modifications and replacement documents from time to time.

Ministry of Economic Development
Manatū Ōhanga
Companies Office

CERTIFICATE OF AMENDMENT OF REGISTERED PROSPECTUS

(Under Section 43(6) of the Securities Act 1978)

NZ WINDFARMS LIMITED

1231708

This is to certify that a Memorandum dated the 26th day of July 2007, for the above issuer, containing amendments to a registered prospectus dated the 13th day of June 2007, was registered on the 3rd day of August 2007.

Neville Harris

Neville Harris
Registrar of Companies
9 August 2007

DISTRICT REGISTRAR OF COMPANIES AUCKLAND, NZ

NZ Windfarms Ltd Option date extension for Directors & CEO

NZ Windfarms Limited (NWF) | 1:09 pm, Tuesday 14 August 2007

Market Announcement Type:GENERAL

NZ Windfarms Limited has extended the date to issue options to directors and the Chief Executive Officer under the NZ Windfarms Limited Share Option Scheme. The extension was sought when administrative delays in completing registration became apparent. The date has been extended from one month after allotment of shares under the recent $75 million capital raising to three months after the allotment of those shares. The new date for the options to be issued is therefore 6 September 2007. In all other respects the Prospectus is the same.

NZ WINDFARMS LIMITED
("NZ Windfarms")
MEMORANDUM OF AMENDMENTS TO PROSPECTUS

AMENDMENT TO ISSUE DATE

Purpose and Effect of Variation to Prospectus
Under the terms of the Prospectus for the Offer of Options under the NZ Windfarms Share Option Scheme dated 13 June 2007, (the "Prospectus") the Exercise Price is:

- $1.10 per Option, being the issue price of Ordinary Shares in the Prospectus for the first subsequent public offer of Ordinary Shares, if the Options are issued within one month of allotment of the Ordinary Shares pursuant to that Prospectus; or
- in any other case, the Market Price at the Options Date,

as specified by the Company in the offer of Options to the Eligible Person.
Defined terms used in this Memorandum shall have the same meaning as in the Prospectus.
Variation - Terms of Proposed Variation

The Prospectus is hereby amended by deleting "within one month" wherever it appears in the Prospectus in the context of the Exercise Price (being paragraph 6 and the Glossary - Defined Terms of the Prospectus and associated Rules) and replacing the same with a new time frame being "within three months".

Steps Necessary to Bring the Proposed Variation into Effect
The Directors of NZ Windfarms have agreed to amend the Prospectus as set out above and there is nothing further that is required to bring the proposed variation into effect as the Directors believe the variation is consistent with the original aims of the Prospectus and the terms on which the Prospectus was approved.
Other Material Matters

There are no other matters that are material to the proposed variation. All other terms of the Prospectus remain the same.
This amendment to the Prospectus dated 13 June 2007 is made in accordance with the Securities Act (Renewals and Variations) Exemption Notice 2002.

This Memorandum is signed by NZ Windfarms Limited and all its Directors
Dated this 26th day of July 2007

NZ Windfarms Ltd
POWERED BY NATURE

Appointments Announcement
NZ Windfarms Limited

21 August 2007

NZ Windfarms Appoints CFO Garry Forward

Garry Forward has been appointed Chief Financial Officer (CFO) of NZ Windfarms. He was most recently with Ngai Tahu Holdings Corporation. He held several positions, including Company Secretary and CFO, over a seven year period that saw significant development of the group and its tourism operations, specifically the Shotover Jet business.

Mr Forward brings extensive financial management experience to NZ Windfarms, including in the areas of acquisitions, joint ventures, capital raising, risk analysis and change management.

He has also held senior financial positions with Eagle Technology and Lion Nathan.

Mr Forward takes up the CFO position with Christchurch based NZ Windfarms on 3 September 2007.

NZ Windfarms is the only pure wind farming company listed on the New Zealand Stock Exchange. It was established in 2002 to develop economically feasible wind farms and sell the electricity generated. This year the company successfully raised $75 million for the ongoing development of its Te Rere Hau wind farm, near Palmerston North, and new wind farm projects in other locations around New Zealand. Te Rere Hau is a 50MW wind farm on land that will continue to be farmed for mixed cattle and sheep grazing. The first stage of the wind farm is complete and exporting electricity to the regional grid.

For further information go to www.nzwindfarms.co.nz

ENDS

Media Inquiries:

Chris Freear
Phone 03 943 5410
Mobile 021 946 332
Email chris.freear@nzwindfarms.co.nz

or

Maggie Kerrigan
Phone 09 630 7950
Mobile 021 302 440
Email maggie@triocommunications.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

24 August 2007

NZX Release

Action Packed Year for NZ Windfarms
Results Announcement for Year to 30 June 2007

Highlights

- Net result of $352,000, including a one off gain of $1.1million
- First electricity sales, from Stage 1 of the Te Rere Hau wind farm
- Confirmation of the Te Rere Hau joint venture with NPBB Pty Limited (Owned by NP Power and Babcock & Brown Windpower)
- Asset base grown to $81 million through $75 million capital raising
- Development programme focused on completing Te Rere Hau and identifying new sites

NZ Windfarms Limited, which opened its first windfarm – Te Rere Hau near Palmerston North – during the financial year ended 30 June 2007, has announced its results for the period.

The result for the year, based on audited accounts, is a profit of $352,000 (previous year, loss of $398,000). This represents earnings of 5 cents per share. Earnings Before Interest and Tax (EBIT) were a deficit of $61,000 (previous year, deficit of $474,000). No dividend will be paid. The result is in line with the forecasts contained in the Prospectus issued for the Company's recent capital raising.

As well as completing the first stage of five turbines at Te Rere Hau, which on completion will have 97 turbines, the Company undertook a range of corporate and financial initiatives to prepare for future growth.

Stage 1 of the Te Rere Hau Wind Farm was opened in September 2006 and operated successfully through the initial commissioning period and the balance of the year. Line capacity, and therefore output, was constrained by a temporary grid connection. This constraint will be resolved in early 2008 as part of the summer build programme. Total turbine availability was 93 percent.

As an indication of just how windy the Te Rere Hau Wind Farm is, the turbines operated for 86percent of the time, (an average 20 out of every 24 hours), with much of time when no generation occurred being due to very high winds, rather than a lack of wind.

Revenue from electricity sales was lower than expected, at $78,000, due to a low spot price over the 2006/2007 summer and the temporary constraint in line capacity.

In December 2006, NZ Windfarms transferred the Te Rere Hau Wind project to a 50/50 joint venture between itself and NPBB Pty Limited which is owned by NP Power and Babcock & Brown Windpower.

Following careful evaluation of the performance of the Stage 1 turbines, the joint venture placed two further orders totalling 28 turbines, (14 in December 2006 and 14 in June 2007). Confirmation of an order for a further 64 turbines (being batches 3 & 4) is presently being evaluated. Subject to a favourable independent report on progress towards IEC certification of the Windflow turbine, an order may be placed by 30 September 2007. Completion of all four stages (programmed for mid 2009) will see Te Rere Hau with 97 turbines in place and generation capacity of 48.5 megawatts.

The work programme at Te Rere Hau for the 2007/2008 year includes the completion of the remaining site roads, foundations and underground electrical reticulation for Stage 2, followed by installation of the next 28 new turbines, bringing the total of turbines installed on site to 33.

In June 2007 the Company completed a $75 million share issue and moved its listing from the NZAX to the NZSX. As part of the issue, Vector Limited became a cornerstone shareholder in NZ Windfarms, with a 19.9 percent shareholding.

The Company is in a strong financial position, with a cash balance of $72 million at year end and no term debt. The cash balance is held across six registered banks and will be drawn as needed to fund the Company's development programme.

Future focus and outlook

NZ Windfarms is committed to building smaller-scale wind farms that, where possible, make use of existing capacity in local lines and roading networks. Such developments provide economic benefits to local communities and assist efficient electricity generation and distribution.

The Company is focused on completing the Te Rere Hau Wind Farm over the period up to June 2009, and on duplicating its success in other locations. It has a 16 percent stake in Windpower Maungatua Ltd, which holds the development rights to a wind farm site in the Otago region with the potential for approximately 20 megawatts of capacity. Feasibility studies are almost complete on this site. A number of other sites are in various stages of evaluation.

The Board believes the longer-term outlook for the Company is strong, given expanding demand for electricity in New Zealand, as in other countries, and increasing demand for electricity from renewable sources.

For further information contact

Derek Walker
Chairman

(03) 943 5410

NZ Windfarms Ltd
POWERED BY NATURE

NZ WINDFARMS LTD
Level 5, 315 Manchester Street
PO Box 13 321 CHRISTCHURCH
NEW ZEALAND

Tel +64 3 943 5410
Fax +64 3 943 5411
Email info@nzwindfarms.co.nz
Web www.nzwindfarms.co.nz

NZ Windfarms Limited advises that its annual meeting will be held on Thursday, 25 October 2007. Directors nominations are now open and will close on 10 September 2007. Director nominations must be in writing and sent to:

Chief Executive Officer
NZ Windfarms Limited
Level 5, 315 Manchester Street
PO Box 13 321
Christchurch
Fax: (03) 943 5411

30 August 2007

The Market Information Services Section
New Zealand Stock Exchange
Wellington

E-mail: announce@nzx.com

ISSUE OF SECURITIES BY NZ WINDFARMS LIMITED

NZ Windfarms Limited advises that it has issued new options as follows:

Class of Security:	Share Options (not Quoted)
ISIN:	NZNWFE0001S1
Number issued:	750,000 options issued under the NZ Windfarms Limited Share Option Scheme.
Payment:	Nil.
Percentage of total Class of Securities issued:	100.00% (of the total number of options on issue post completion of the issue)
Reason for the issue:	As set out in the Investment Statement for the Option.
Authority of issue:	Directors' Resolutions approved by Shareholders at the Special General Meeting held on 28 May 2007.
Terms of issue:	The Options may be converted into ordinary shares during the period 1 July 2010 to 30 June 2012 at the exercise price of $1.10 per share and in accordance with the Rules of the NZ Windfarms Limited Share Option Scheme.
Total number of securities of the Class in existence after the issue:	750,000 Options.
Date of issue:	30 August 2007.

SSH Notice From Tyndall Investment Management NZ Limited

Company Name	Company Code	Ann #
NZ Windfarms Limited	NWF	154196

Announcement

Announcement Type Short Code	SSH
Announcement Type Description	Substantial Security Holder Notice
Released	24 Sep 2007 at 10:48:13 AM
Headline	SSH Notice From Tyndall Investment Management NZ Limited

Attachments

Description	Type	Size	View
SSH Notice	PDF file	632k	

Announcement summary

NOTICE 29215 DETAILS

Submitted Date : 24-Sep-2007 10:43
Status : Accepted

Substantial : Y Director : N
Add Holder : Y Change Holder : N
Ceased Holder : N Change Nature : N

Issuer Code : NWF NZ Windfarms Limited
Holder : Tyndall Investment Management NZ Limited

Address : Level 8, Vero Centre
: 48 Shortland Street
: Auckland
Country : New Zealand

Contact Name : C B W Nicholson
Phone : 64-09-357-2334

Total of Interest : 4,754,660
Total Issued : 78,559,197
Total % : 6.05%

Class : NWF
Votes Attached : 1

Beneficial
Total of Interest : 33,900
Current % held : 0.043%
Last % held : 0.039%
Names : Refer Schedule 1
Transaction Dates : Refer Schedule 1
Total Votes : Not Applicable

Considerations : Not Applicable

Non Beneficial
Total of Interest : 4,720,760
Current % held : 6.009%
Last % held : 5.027%
Names : Refer Schedule 1
Provisions : Refer Schedule 1
Transaction dates : Refer Schedule 1
Total Votes : Refer Schedule 1
Considerations : Refer Schedule 1

Description :
On Market Transactions
Documentation
With Notice : Yes
Not Filed : No
Been Filed : No
Number of pages : 1

Date of Last Notice :
Rel. Sec. Holders : N/A

Submitted By : Clive Bernard Whitfield Nicholson

Every company must maintain its own share register recording details of shares issued and shareholders. The Companies Register is not the share register for the company. If you have any queries concerning the company's share details recorded below, you need to contact the company.

To print a copy of this screen press 'Ctrl' and 'P' at the same time.

1231708 NZ WINDFARMS LIMITED

Registration Date: 26 SEP 2007 **Time:** 16:27:52
Document Type: Particulars of Shareholding
Submitted By: DUNICK, Marie
GRANT THORNTON
PO BOX 2099
CHRISTCHURCH

Summary of Share Parcel Changes

New Share Parcel(s)

Number of Shares 20,972,890
New Shareholder(s) • NEW ZEALAND CENTRAL SECURITIES DEPOSITORY LIMITED

Number of Shares 15,704,000
New Shareholder(s) • VECTOR LIMITED — Level 3, Cnr Remuera Road and Nuffield Street, Newmarket, AUCKLAND

Number of Shares 6,667,185
New Shareholder(s) • CUSTODIAL SERVICES LIMITED — 158 Cameron Road, Tauranga

Number of Shares 3,000,000
New Shareholder(s) • WINDFLOW TECHNOLOGY LIMITED — Unit 4/567 Wairakei Road, Christchurch

Number of Shares 2,242,250
New Shareholder(s) • CUSTODIAL SERVICES LIMITED — 158 Cameron Road, Tauranga

Number of Shares 1,159,091
New Shareholder(s) • CUSTODIAL SERVICES LIMITED — 158 Cameron Road, Tauranga

Number of Shares 885,750
New Shareholder(s) • CUSTODIAL SERVICES LIMITED — 158 Cameron Road, Tauranga

Number of Shares 411,530
New Shareholder(s) • LOGIC FUND NO 1 LIMITED — Suite 200, 1 Cliff Wilson Street, Wanaka

Amended Share Parcel(s)

Current
Number of Shares 700,000
Shareholder(s)
• ANSELMI, Anthony John — 95 Awakino Road, Te Kuiti
• ANSELMI, Deidre Patricia — 95 Awakino Road, Te Kuiti
• ALLEMAN, Ross Michael — 46 Taupiri Street, Te Kuiti

Previous
Number of Shares 400,000
Shareholder(s)
• ANSELMI, Anthony John — 95 Awakino Road, Te Kuiti
• ANSELMI, Deidre Patricia — 95 Awakino Road, Te Kuiti
• ALLEMAN, Ross Michael — 46 Taupiri Street, Te Kuiti

Current

Number of Shares	397,837	
Shareholder(s)	• FNZ CUSTODIANS LIMITED	Level 10, Caltex Tower, 282-292 Lambton Quay, Wellington

Previous

Number of Shares	81,550	
Shareholder(s)	• FNZ CUSTODIANS LIMITED	Level 10, Caltex Tower, 282-292 Lambton Quay, Wellington

Removed Share Parcel(s)

Number of Shares	122,000	
Shareholder(s)	• ILES, David Walter	17 Greenleaf Street, Rye, New York, Usa
Number of Shares	100,000	
Shareholder(s)	• FITZALLAN HOLDINGS LIMITED	30 Hollis Ave, Christchurch
Number of Shares	140,718	
Shareholder(s)	• WYCOFF, Delane	2601 West Leota St, North Platte Nebraska 69101-6392, United States Of America
Number of Shares	70,000	
Shareholder(s)	• REDA HOLDINGS LTD	C/-Caramont Services Sa, Box 5104 1211 Geneva 11, Switzerland
Number of Shares	50,000	
Shareholder(s)	• GANDAR, Vivian Reid	1707 Taonui Road, Rd5, Feilding 5600
	• HAWES, Susan Elizabeth	1707 Taonui Road, Rd5, Feilding 5600
	• BAKER, Geoffrey Copeland	1707 Taonui Road, Rd5, Feilding 5600
Number of Shares	80,000	
Shareholder(s)	• COWAN, Ian Allan	50 Webb Street, St Albans, Christchurch 8014
	• COWAN, Stephanie Frances	50 Webb Street, St Albans, Christchurch 8014
Number of Shares	84,000	
Shareholder(s)	• STOCKDALE, Caroline Claire	Box 8039, Nelson 7046
Number of Shares	50,000	
Shareholder(s)	• FITZALLAN INVESTMENTS LIMITED	30 Hollis Ave, Christchurch
Number of Shares	80,000	
Shareholder(s)	• NAPIER, Angus Robert Kennedy	220 Cockayne Road, Ngaio, Wellington
	• NAPIER, Emma	220 Cockayne Road, Ngaio, Wellington
Number of Shares	3,000,000	
Shareholder(s)	• WINDFLOW TECHNOLOGY LIMITED	Unit 4/567 Wairakei Road, Christchurch
Number of Shares	60,000	
Shareholder(s)	• GRIBBEN, John Terence	Box 42063, Orakei, Auckland 1745
	• GRIBBEN, Patricia Mary	Box 42063, Orakei, Auckland 1745
Number of Shares	100,000	
Shareholder(s)	• MACQUARIE EQUITIES CUSTODIANS LIMITED	L17, Lumley Centre, 88 Shortland Street, Auckland
Number of Shares	80,000	
Shareholder(s)	• SILVESTER, Ralph	47 Bertram Street, Warkworth 1241

1231708 NZ WINDFARMS LIMITED

Registration Date: 26 SEP 2007 **Time:** 16:29:50
Document Type: Online Annual Return
Submitted By: DUNICK, Marie
GRANT THORNTON
PO BOX 2099
CHRISTCHURCH

Company Addresses

Registered Office
C/-Grant Thornton (Chch) Ltd
9th Floor, Anthony Harper Bldg
47 Cathedral Square
Christchurch

Address for Service
C/-Grant Thornton (Chch) Ltd
9th Floor Anthony Harper Bldg
47 Cathedral Square
Christchurch

Address for Communication
C/-Grant Thornton (ChCh) Ltd
P O Box 2099
Christchurch

Address for Share Register
Link Market Services Ltd
138 Tancred Street
Ashburton

Address for Records
C/-Grant Thornton (ChCh) Ltd
9th Floor Anthony Harper Bldg
47 Cathedral Square
Christchurch

Directors

BUCK, Vicki Susan
14 Jane Deans Close, Riccarton, Christchurch

LEAY, Peter Barrie
45 Ledbury Road, Nelson

MCCONNELL, Keith James
12 Balfour Street, Parnell, Auckland

MCKEE, Juliet Mary Broad
23a Braithwaite Street, Karori, Wellington

WALKER, Derek Neil
41a Elmira Avenue, Palmerston North

Share Parcels

Number of Shares	20,972,890	
Shareholder(s)	644859 NEW ZEALAND CENTRAL SECURITIES DEPOSITORY LIMITED	
Number of Shares	15,704,000	
Shareholder(s)	471359 VECTOR LIMITED	Level 3, Cnr Remuera Road and Nuffield Street, Newmarket, AUCKLAND
Number of Shares	6,667,185	
Shareholder(s)	640479 CUSTODIAL SERVICES LIMITED	158 Cameron Road, Tauranga
Number of Shares	3,000,000	
Shareholder(s)	1071533 WINDFLOW TECHNOLOGY LIMITED	Unit 4/567 Wairakei Road, Christchurch
Number of Shares	2,242,250	
Shareholder(s)	640479 CUSTODIAL SERVICES LIMITED	158 Cameron Road, Tauranga
Number of Shares	1,159,091	
Shareholder(s)	640479 CUSTODIAL SERVICES LIMITED	158 Cameron Road, Tauranga
Number of Shares	885,750	
Shareholder(s)	640479 CUSTODIAL SERVICES LIMITED	158 Cameron Road, Tauranga
Number of Shares	700,000	
Shareholder(s)	ANSELMI, Anthony John	95 Awakino Road, Te Kuiti
	ANSELMI, Deidre Patricia	95 Awakino Road, Te Kuiti
	ALLEMAN, Ross Michael	46 Taupiri Street, Te Kuiti
Number of Shares	411,530	
Shareholder(s)	1472687 LOGIC FUND NO 1 LIMITED	Suite 200, 1 Cliff Wilson Street, Wanaka
Number of Shares	397,837	
Shareholder(s)	1185808 FNZ CUSTODIANS LIMITED	Level 10, Caltex Tower, 282-292 Lambton Quay, Wellington

Annual Return Data

Auditor Resolution and Annual Meeting Details

Please specify the date of the last Annual Meeting or resolution in lieu of a meeting **15 September 2006**

Did the shareholders pass unanimous resolution not to appoint an auditor for the current year? **No**

26 September 2007

«Reg_Line_1»
«Reg_Line_2»
«Reg_Line_3»
«Reg_Line_4»
«Reg_Line_5»
«Reg_Line_6»

CSN/Holder Number: «Holding_No»

Notice of Annual Meeting – Shareholders and Optionholders

Dear Shareholder,

Please find enclosed:

(a) Notice of the 2007 Annual Meeting of NZ Windfarms Limited to be held on **Thursday 25 October 2007 at 4:00pm**. The venue for the Annual Meeting will be at the Auckland Club at 34 Shortland Street, Auckland.
(b) Opening Business and Notice of Motion for Ordinary Resolutions.
(c) RSVP and Proxy Form along with a freepost envelope.
(d) A copy of our Annual Report for the year ended 30 June 2007.

RSVP/Proxy Form

For planning and catering purposes, we would appreciate an indication of numbers attending both the official opening and the Annual Meeting – catering numbers will be based on the total RSVP's received by 4:00 pm, Tuesday 23 October 2007. If you are unable to attend the Annual Meeting in person, please complete the Proxy Form and return with the RSVP in the freepost 114982, envelope provided (Link Market Services, PO Box 384, Ashburton) or fax to 03 308 1311 to arrive no later than 4:00pm, Tuesday 23 October 2007.

Yours faithfully,

Chairman

NZ WINDFARMS LIMITED

NOTICE OF ANNUAL MEETING

TIME AND DATE: 4:00 pm, Thursday 25 October 2007

VENUE: The Auckland Club, 34 Shortland Street, Auckland

AGENDA

1. WELCOME

2. APOLOGIES AND PROXIES

3. ANNUAL REPORT

To receive:
- the financial statements and the auditor's report
- the Directors' report,

for the year ended 30 June 2007 as contained in NZ Windfarms Limited's Annual Report. A copy of the annual report is enclosed and is available on NZ Windfarms Limited's website at *nzwindfarms.co.nz*.

4. REMUNERATION OF AUDITOR

To authorise the Directors of NZ Windfarms Limited to fix, for the financial year ended 30 June 2008, the fees and expenses of Goldsmith Fox PKF Audit as auditors of NZ Windfarms Limited.

5. DIRECTORS' REMUNERATION

To authorise the annual remuneration for the Directors of NZ Windfarms Limited.

6. ELECTION OF DIRECTORS

As required by the constitution two Directors, Peter Barrie Leay and Juliet Mary Broad McKee are retiring by rotation. Being eligible for re-election, they have offered themselves for re-election. Please refer to page 8 of the Annual Report for a brief biography on those Directors.

7. GENERAL BUSINESS

In accordance with the constitution of NZ Windfarms Limited any securityholder of NZ Windfarms Limited entitled to attend and vote at the Annual Meeting may appoint a proxy to attend and vote at the Meeting in the place of the securityholder. The proxy appointed is not required to be a shareholder in NZ Windfarms Limited. A proxy form is attached.

All securityholders of NZ Windfarms Limited may attend the Annual Meeting.

OPENING BUSINESS AND NOTICE OF MOTION FOR ORDINARY AND SPECIAL RESOLUTIONS

Resolution 1:
Annual Report – proposed resolution requiring a 50% majority of shareholders entitled to vote and voting at the meeting or by proxy

"The shareholders hereby resolve as an ordinary resolution of shareholders that:

1 *The financial statements and the auditor's report; and*

2 *The Directors' report,*

for the year ended 30 June 2007 as contained in NZ Windfarms Limited's Annual Report are hereby received."

Resolution 2:
Remuneration of Auditor – proposed resolution requiring a 50% majority of shareholders entitled to vote and voting at the meeting or by proxy

"The shareholders hereby resolve as an ordinary resolution of shareholders that the Directors of NZ Windfarms Limited be authorised to fix, for the financial year ended 30 June 2008, the fees and expenses of Goldsmith Fox PKF Audit as auditors of NZ Windfarms Limited."

Resolution 3:
Ordinary Resolution requiring a 50% majority of shareholders entitled to vote and voting at the meeting or by proxy

"That the shareholders hereby resolve as an ordinary resolution of NZ Windfarms Limited that the Directors' remuneration per annum payable to all existing Directors of NZ Windfarms Limited taken together shall not exceed $199,500."

Resolutions 4 (a) and (b):
Election of Directors – proposed separate resolutions requiring a 50% majority of shareholders entitled to vote and voting at the meeting or by proxy

(a) "The shareholders hereby resolve as an ordinary resolution of shareholders that Peter Barrie Leay be re- elected as a director of NZ Windfarms Limited."

(b) "The shareholders hereby resolve as an ordinary resolution of shareholders that Juliet Mary Broad McKee be re- elected as a director of NZ Windfarms Limited."

EXPLANATION OF AGENDA ITEMS 5 – Director's Remuneration

Explanatory Note: Agenda Item 5 – Resolution 3

The Directors remuneration is currently $99,000 per annum for all the Directors. Following NZ Windfarms Limited's successful capital raising of $75 million in 2007 the Directors now have additional tasks and responsibilities in relation to NZ Windfarms Limited's business. The Board has taken independent advice in relation to an acceptable level of remuneration for a company like NZ Windfarms Limited. Having considered the advice the Board is satisfied that remuneration not exceeding $199,500 is appropriate.

During the $75 million capital raising, Vector Limited subscribed for shares equalling 19.99% of the ordinary shares in NZ Windfarms Limited. The subscription agreement entered into between NZ Windfarms Limited and Vector Limited permits Vector Limited to have two seats on the Board of Directors of NZ Windfarms Limited. Currently Vector Limited has not taken up the Board seats. However, if the two additional Directors are appointed during the year then each of those appointees will be entitled to a Director's fee, but of an amount not exceeding the average amount being paid to the other Directors (other than the Chairperson) (Rule 3.5.1 of the NZSX Listing Rules). The amount payable to the Directors appointed by Vector Limited, should they be appointed, will be in addition to the amounts comprised in the $199,500 proposed above.

No vote in favour of the resolution being put to shareholders at the Meeting may be cast on any shares held by a "Related Party" (or any "Associated Person" of such related party, as those terms are defined in the NZSX Listing Rules) who is a party or beneficiary to or of the transaction.

NZ Windfarms Limited will take steps to identify any such disqualified voters no later than five Business Days (as defined in the NZSX Listing Rules) before the Meeting. Currently the Directors and their Associated Persons cannot vote on resolutions relating to the respective Director's remuneration. NZ Windfarms Limited will supply a list of any other disqualified voters that are determined to securityholders on request. Any objections to such a list will be disregarded unless notified to NZ Windfarms Limited at least one full Business Day (as defined in the NZSX Listing Rules) before the time fixed for the commencement of the Meeting.

Resolved:

A *That each Director of NZ Windfarms be awarded 100,000 options to acquire shares. Each option will be issued for a nil consideration, but shall entitle each holder to acquire one ordinary share in NZ Windfarms Limited at $1.10 per share in the period 1 July 2010 to 30 June 2012 if certain benchmarks relating to the Company's performance are met as set out in the rules of the option scheme.*

B *That the rules of the scheme (as set out in the Prospectus referred to in the Explanation of these Resolutions out in the Notice of Meeting) be approved.*

Resolution 5 – proposed ordinary resolution requiring a 50% majority of shareholders entitled to vote and voting at a meeting or by proxy

Resolved:

A *That Derek Walker and Keith McConnell receive directors' remuneration of up to $20,000 for Derek Walker and $15,000 for Keith McConnell, with such amounts to be finally determined by usual commercial hourly rates for work of this nature.*

Resolutions Attached to Proxy Form

Resolution 1 - proposed ordinary resolutions requiring a 50% majority of shareholders entitled to vote and voting at the meeting or by proxy.

A *That the shareholders of NZ Windfarms Limited approve the issue by NZ Windfarms Limited of up to 68,181,819 ordinary shares at $1.10 per share (giving a total amount raised by the share issue of $75 million (if fully subscribed)) on the terms set out in the combined Investment Statement and Prospectus dated 9 May 2007, and if applicable, in accordance with the Underwriting Agreement dated 9 May 2007 between NZ Windfarms Limited and ABN AMRO Equity Capital Markets Australia Limited and NM Rothschild & Sons Limited.*

B *That the ordinary shares issued as approved under paragraph A immediately above shall rank equally with the existing shares of NZ Windfarms Limited and equally with each other.*

C *That, if the resolutions above are passed then Resolutions 2, 3, and 4 may be put to the meeting. Resolutions 1, 2 and 3 are each conditional on all of resolutions 1, 2 and 3 being passed. If resolution 4 is not passed resolutions 1, 2 and 3 may still be passed.*

Resolution 2 - proposed special resolutions requiring a 75% majority of shareholders entitled to vote and voting at the meeting or by proxy. This notice of motion includes adopting a new constitution of the Company. The New Zealand Exchange Limited has approved the new constitution.

Resolved:

A *That NZ Windfarms Limited transfers the listing of its shares from the NZAX Market to the NZSX Market.*

B *That NZ Windfarms Limited enters into the listing agreement required by New Zealand Exchange Limited.*

C *That the existing Constitution of NZ Windfarms Limited be revoked.*

D *That a new Constitution of NZ Windfarms Limited be adopted, such new Constitution being in the form presented to the meeting and which complies with the NZSX Listing Rules.*

E *That the revocation of the existing Constitution and the adoption of the new Constitution under the resolutions in paragraphs C and D immediately above be effective immediately upon the transfer of listing to the NZSX taking place .*

Resolution 3 – proposed ordinary resolutions requiring a 50% majority of shareholders entitled to vote and voting at a meeting or by proxy.

Resolved:

A *That the shareholders of NZ Windfarms Limited approve NZ Windfarms Limited entering into a subscription agreement dated 27 April 2007 with Vector Limited and providing for the issue of 15,704,000 shares to Vector Limited under the Offer Document dated 9 May 2007 (a copy of which was sent to shareholders with the Notice of Meeting containing the notice of motion for these resolutions).*

B *That the shareholders of NZ Windfarms Limited approve the issue by NZ Windfarms Limited of 15,704,000 ordinary shares to Vector Limited at $1.10 per share.*

C *That the ordinary shares issued as approved under paragraph B immediately above shall rank equally with the existing shares of NZ Windfarms Limited and equally with each other.*

Resolution 4 – proposed ordinary resolutions requiring a 50% majority of shareholders entitled to vote and voting at a meeting or by proxy

IF YOU ARE UNABLE TO ATTEND THE SPECIAL MEETING, PLEASE MAIL THIS PROXY FORM IN THE FREEPOST ENVELOPE PROVIDED (Freepost 210430, PO Box 13-321, Christchurch 8031) OR FAX TO 03-943-5411 TO ARRIVE NO LATER THAN 4.00 pm on 24 MAY 2007.

Signing Instructions for Proxy Form

1. If the proxy is appointed by an individual securityholder, that securityholder or his or her attorney must sign the Proxy Form. If an attorney signs, the Certificate of non-revocation set out below must also be signed and a copy of the deed creating the Power of Attorney must be provided to the Company with the signed Proxy Form.

2. If the proxy is appointed by joint securityholders (including trustees of a trust), all of the securityholders, or attorneys, must sign the Proxy Form. If an attorney signs for one or more of the joint securityholders the above provisions relating to signing by an attorney also apply.

3. If the proxy is appointed by a company securityholder, the Proxy Form must be signed on behalf of the company by a person/persons duly authorised for that purpose, which in most cases requires, if there are two or more directors, that two directors sign, or, if there is only a sole director, that the director sign and his signature be witnessed.

Certificate of Non-Revocation of Power of Attorney

I, (full name of attorney) of (City, Country, Occupation)

hereby certify:

1. THAT by deed dated the (date of deed of appointment)

(name of securityholder(s))

("Securityholder") appointed me his, her, their, its attorney on the terms and subject to the conditions set out in the said deed.

2. THAT at the date hereof I have not received any notice or information of the revocation of that appointment by the death (or liquidation) of the said Securityholder or otherwise.

SIGNED at this day of 2007

NDO-039779-31-50

PROXY FORM

(All securityholders have the right to attend the Special Meeting and this form should only be completed if not attending the Special Meeting. Any person disqualified from voting may not appoint a proxy)

I/we, «Title» «Initials» «Surname» «Conjunction» «Partners_Name»
of

being a shareholder of NZ Windfarms Limited (the "Company"), hereby appoint

The Chairman ☐ Or

____

____

as my/our proxy to vote for me/us on my/our behalf at the Special Meeting of the Company to be held on 28 May 2007 at Mancan House, Cnr Cambridge Terrace and Manchester Street at 5.00 p.m., and at any adjournment thereof.

A proxy may be appointed by name or by office. The Directors of the Company have elected Derek Walker to act as the Chairperson of the Special Meeting and any Proxies completed in favour of the "Chairman" or any similar phrase or by ticking the above box shall be interpreted to mean the Chairperson of the Special Meeting. All the Directors are disqualified from voting on resolution 4 (see below) and the Directors, Derek Walker and Keith McConnell, are disqualified from voting on resolution 5 (see below).

As indicated by a tick in the appropriate boxes below, I instruct my proxy to vote on the Resolutions as follows (where all boxes are left blank and for any general resolutions, I expect my proxy to vote on my/our behalf after hearing relevant discussion at the meeting):

RESOLUTIONS – NOTE:

	FOR	AGAINST	ABSTAIN
Resolution 1: That the issue of shares under the Subsequent Public Offer be approved	☐	☐	☐
Resolution 2: That the Company transfer its listing to the NZSX Market, revoke its existing constitution and adopt a new constitution	☐	☐	☐
Resolution 3: That the issue of 15,704,000 shares to Vector Limited be approved	☐	☐	☐
Resolution 4: That the Directors participation in the Executive Share Option Scheme and levels of entitlement and issue of options be approved	☐	☐	☐
Resolution 5: That Derek Walker receive up to $20,000 and Keith McConnell receive up to $15,000 by way of director's fees for their work in the capital raising	☐	☐	☐

A copy of the resolutions are attached to this proxy form.

Signed ____________________________ this day of 2007

(For signing instructions and certificate of non-revocation of power of attorney, if signing as the attorney of a securityholder, please see over)

NDO-039779-31-50

RSVP FORM

Shareholder Name(s): «Title» «Initials» «Surname» «Conjunction» «Partners_Name»
Company (if shares held by a company):

☐ I/we (or my / our proxy) will be attending the Special Meeting at 5.30 pm on Monday 28th May 2007
Number attending: ______

☐ I/we will not be attending and tender my/our apologies. (If you wish to appoint a proxy please complete and return the enclosed Proxy Form.)

PLEASE MAIL THIS RSVP IN THE FREEPOST ENVELOPE PROVIDED (Freepost 210430, PO Box 13-321, Christchurch, 8141) OR FAX TO 03-943-5411 TO ARRIVE NO LATER THAN 4.00PM THURSDAY 24 MAY 2007.

AGENDA ITEM 7 (RELATING TO RESOLUTION 5) – DIRECTOR'S REMUNERATION

Explanation

It is proposed that two Directors of the Company, Derek Walker and Keith McConnell receive Director's remuneration as described below.

The work required by the Company to prepare the $75 million capital raising (including relating to the cornerstone shareholding arrangements with Vector Limited) has been substantial. The management resources of the Company are limited and it has been necessary for Directors to be actively involved in preparing matters relating to the capital raising. In particular, the Chairman, Derek Walker and director, Keith McConnell have been asked by the other Directors to undertake a number of tasks in association with the capital raising. The other Directors recognised that the time involved by Derek Walker and Keith McConnell in undertaking these tasks is well in excess of what would normally be expected of directors, and recommend that the shareholders approve additional one-off remuneration of up to $20,000 for Derek Walker and $15,000 for Keith McConnell. The actual final remuneration will be based on final hours worked on the tasks. The rate of pay is as agreed by the Directors.

Derek Walker and Keith McConnell also hold shares in the Company, however they are disqualified from voting under Listing Rule 9.3.1 on Resolution 5.

AGENDA ITEM 6 (RELATING TO RESOLUTION 4) – EXECUTIVE SHARE OPTION SCHEME

Explanation

The Company proposes to adopt an Executive Share Option Scheme which will allow the Directors of the Company and certain employees ("a Participant") to receive options to subscribe for shares in the future at a pre-determined price. A Participant will not pay any consideration for receiving options, however will be able to exercise those options by paying $1.10 per share. The options will only be able to be exercised if the Company's share price at the time of exercise meets specific growth targets relating to the share value and certain other pre-conditions to the exercise of the options are satisfied. The growth target is, in summary, a requirement that the shares in the Company grow in value by 10% per annum from the date the options are issued to the date they are exercised (but adjusted by an dividends declared but unpaid).

It is a requirement of the NZAX Listing Rules (Rule 7.3.6) that any Director of the Company, or Associated Persons of a Director, shall not participate in the scheme unless such participation and the precise levels of entitlement for each such person have been previously approved by an ordinary resolution of the shareholders of the Company. Employees of the Company are entitled to participate in the scheme, including the Chief Executive Officer, however for the purposes of Listing Rule 7.3.6 the shareholders need only approve the Directors and Associated Persons of a Director participating in the scheme.

The Directors of the Company propose the scheme:

- To help align the interest of the Directors and Senior Management with the interest of shareholders.
- To create an incentive for the Directors to enhance the value of the shares in the Company and specifically in years 3-5 from the passing of these resolutions.
- To assist with recruitment and retention of senior staff.

The Directors of the Company also hold shares in the Company, however they are disqualified under Listing Rule 9.3.1 from voting on Resolution 4.

A prospectus for the scheme is being prepared and will be lodged for registration with the Companies Office in due course and the prospectus contains the Rules of the scheme. A copy of the Prospectus will be available at the meeting or you can obtain a copy by contacting:

Mr Chris Freear
Chief Executive Officer
NZ Windfarms Limited
Level 5, 315 Manchester Street
Christchurch
Telephone: 03 943 5410
Fax: 03 943 5411

AGENDA ITEM 5 (RELATING TO RESOLUTION 3) – CORNERSTONE SHAREHOLDER

Explanation

Vector Limited and the Company have reached agreement for Vector Limited to take a 19.99% stake in the capital of the Company by the Company issuing 15,704,000 shares. The agreement is subject to the shareholders of the Company passing the necessary resolutions to approve the issue of shares to Vector Limited.

Vector Limited will pay the same price for the shares as paid by investors in the subsequent public offer referred to in Agenda Item 3 above.

The securing of Vector Limited as a cornerstone shareholder in the Company is an important step in the Company's development because of the additional capital that will be available to the Company if the investment by Vector Limited is approved.

Pursuant to Listing Rule 7.3.2 of the NZAX Listing Rules the issue of shares as described above must be completed within twelve months after the passing of the relevant resolutions.

3. The Company must comply with the Corporate Governance Best Practice Code appended to the NZSX Listing Rules.

4. An Audit and Risk Committee is required.

5. The quorum for Shareholder Meetings is to be changed. Currently the quorum requires for 10 shareholders to attend a meeting (either in person or by proxy) who together hold 25% of the total votes of all shareholders. This 25% requirement has been removed line with the normal practice for NZSX listed companies.

The Directors of the Company consider that transferring its listing from the NZAX Market to the NZSX Market will assist the Company attracting investment and create a stronger market for the trading of shares in the Company as the NZSX Market is a more recognised market and is subject to stronger regulation and compliance requirements.

A copy of the proposed Constitution may be obtained from:
Mr Chris Freear
Chief Executive Officer
NZ Windfarms Limited
Level 5, 315 Manchester Street
Christchurch
Telephone: 03 943 5410
Fax: 03 943 5411

Details of the NZAX Listing Rules and the NZSX Listing Rules may be found on New Zealand Exchange Limited's website at **nzx.com**.

AGENDA ITEM 4 (RELATING TO RESOLUTION 2) – TRANSFER OF LISTING TO NZSX AND ADOPTION OF NEW CONSTITUTION. THIS NOTICE OF MOTION INCLUDES ADOPTING A NEW CONSTITUTION OF THE COMPANY. THE NEW ZEALAND EXCHANGE LIMITED HAS APPROVED THE NEW CONSTITUTION.

Explanation

The Company's shares are currently listed on the New Zealand Stock Exchange's Alternative Market known as the NZAX. The NZAX Market is intended for smaller companies who wish to take advantage of having its shares listed and traded through a publicly recognised exchange. The other market operated by the New Zealand Stock Exchange for shares is the main board of the Exchange and is known as NZSX. The NZSX is intended for companies with a larger shareholder base and market capitalisation. The Company qualifies for listing on the NZSX and all the requirements of the New Zealand Stock Exchange relating to listing on the NZSX market that can be complied with on or before the date of the Offer Document have been duly complied with. However, the New Zealand Stock Exchange accepts no responsibility for any statement in this document or the Offer Document.

To transfer its listing the Company will be required to enter into the standard listing agreement required by New Zealand Stock Exchange Limited. Under the terms of the listing agreement the Company agrees (amongst other things) with New Zealand Exchange Limited that the Company will allow New Zealand Stock Exchange Limited to use various company information, the Company will pay New Zealand Stock Exchange Limited's costs for listing or quoting the shares on the NZSX Market and provide New Zealand Stock Exchange Limited and its directors and personnel with an indemnity for liabilities and claims against any action or inaction by the relevant person that has been exercised in good faith.

The Company is currently subject to the Listing Rules for the NZAX Market. Upon transferring its listing to the NZSX Market, the Company must comply with the Listing Rules for the NZSX Market. One compliance requirement is that the Constitution of the Company must be in a form that complies with the Listing Rules of the NZSX Market rather than the Listing Rules of the NZAX Market. To achieve this the Company's existing Constitution must be revoked and a new Constitution adopted. The form of new Constitution is available for inspection at the meeting. Key changes under the proposed new Constitution are:

1. The Company must, for so long as it remains listed on the NZSX Market, comply with the NZSX Listing Rules.

2. The proposed constitution incorporates various NZSX Listing Rules, either by setting out the relevant rule or incorporating it by reference.

3. Employee share issues may now only be made so long as the issue represents less than 3% of shares on issue during the preceding 12 months (in aggregate at the time of issue). The current threshold is 5% under the Company's existing constitution.

4. The requirements relating to shareholder approval of material transactions with related parties will remain, however there are some differences. Under the NZSX Listing Rules a material transaction with a related party which has a value less than $250,000, or an employment agreement with a person that is not a Director of the Company, will be able to be entered into without the shareholders passing an ordinary resolution. The materiality thresholds as to what constitutes a material transaction will decrease from 10%of average market capitalisation of the Company to 5%, except in the case of service contracts where the threshold will decrease from 1.5% of average market capitalisation to 0.5%.

Some other changes upon NZSX listing are summarised below:

1. A notice of meeting containing a resolution seeking approval of material transactions with related parties must be accompanied by an appraisal report in accordance with the NZSX Listing Rules.

2. There must be at least two independent directors, or one third of the Board must be independent directors if there are more than eight directors.

- Listing Rule 9.3.1 of the NZAX Listing Rules prevents any Director (as defined in Listing Rule 1.1.2 of the NZAX Listing Rules) from voting on the resolution, unless the new securities are offered on the same basis to all holders of securities of the same class as the securities held by the relevant Director (Listing Rule 9.3.2 of the NZAX Listing Rules). The proposed issue of securities will be offered to all persons on the same basis.

If the proposed capital raising is not successful then the Company will not be able to implement all or any of the matters listed above. This will mean that the Directors of the Company will have to prioritise the future plans of the Company and look for other sources of capital.

The Company has entered into an underwriting agreement with ABN AMRO Equity Capital Markets Australia Limited and NM Rothschild Limited (together the "Underwriter") (dated 9 May 2007). Under the underwriting agreement the Underwriter agrees to subscribe for such number of shares that are not subscribed for under the Offer Document. The intention of an underwriting agreement is to ensure the full amount of $75 million will be raised. The Underwriting Agreement contains typical exclusions where the underwrite will not apply. For example, if there are material adverse events affecting the Company's performance or the offer contained in the Offer Document, if any statement made by the Company in relation to the offer is untrue, if the NZSE50 Gross Index declines 7.5% or more in any one day or the index is suspended, if hostilities occur in certain countries, if various international stock markets are suspended, if Vector Limited fails to take up its shares or a turbine at the Te Rere Hau Wind Farm is destroyed or disabled so as to constitute a Material Adverse Event (as described in the Underwriting Agreement).

The Company must pay the Underwriter a fee of 1.5% of the underwritten amount.

Pursuant to Listing Rule 7.3.2 of the NZAX Listing Rules the issue of shares as described above must be completed within twelve months after the passing of the relevant resolutions.

EXPLANATION OF AGENDA ITEMS 3, 4, 5 AND 6

AGENDA ITEM 3 (RELATING TO RESOLUTION 1) - SUBSEQUENT PUBLIC OFFER

Explanation

The Company has prepared a combined Investment Statement and Prospectus (the "Offer Document") for the purpose of raising up to $75 million by the issue of 68,181,819 ordinary shares at $1.10 each. The prospectus contained in the Offer Document has been registered at the Companies Office pursuant to the Securities Act 1978.

The offer contained in the Offer Document is conditional upon the approval, in accordance with the NZAX Listing Rules, of the Company's shareholders.

A summary of the offer contained in the Offer Document is set out below:

- All shares issued will rank equally in all respects with existing shares on issue and will rank equally between themselves.
- Money raised in the offer will be used to:
  - fund the Company's contribution to the Te Rere Hau Joint Venture with NPBB Pty Limited (as approved at the Company's annual meeting on 15 September 2006) in order to complete the development of the Te Rere Hau Wind Farm;
  - fund the ongoing investigation of possible wind farm sites and the costs of assessing the feasibility of sites and the development of wind farms, with the intention of establishing a portfolio of operating wind farms;
  - provide working capital until such time as the operational earnings from the Company's wind generation portfolio is sufficient; and
  - repay a loan owed to Windflow Technology, of which approximately $550,000 is outstanding.

  Although it is intended that the proceeds of the offer will be used as set out above, they may be applied to any undertaking in which the Company may lawfully engage.
- The offer is structured so that allocations may be made by way of Firm Allocations or through the Shareholder Priority Pool reserved for the shareholders in the Company at 11 May 2007, as follows:

  Firm Allocation
  Up to 63,181,819 shares have been reserved for Firm Allocation to Institutional Investors, Vector Limited, clients of the Lead Manager, ABN AMRO Craigs Limited, and other NZX Firms. Shares issued pursuant to Firm Allocations represent 92.67% of shares under the offer. Applications under Firm Allocations will not be subject to scaling.

  Shareholder Priority Pool
  Up to 5,000,000 shares has been reserved for priority allocation to the Company's Shareholders that are resident in New Zealand. The Shareholder Priority Pool represents 7.33% of shares under the offer. Applications under the Shareholder Priority Pool may be subject to scaling.

  There will be no offer of shares made directly to the general public. Members of the public who wish to apply for shares must contact an NZX Firm that has a Firm Allocation or apply for shares from the Shareholder Priority Pool if they are NZ Windfarms' Shareholders at 11 May 2007.

- The opening date will be 14 May 2007 and the closing date will be 1 June 2007 (5 pm) (subject to any extension the Directors of the Company consider desirable, provided any such extension complies with applicable laws).

- It is not known at the date of the Notice of Meeting whether a "Related Party" (as defined in Listing Rule 9.2.3 of the NZAX Listing Rules) will apply for securities to a level such that the issue of securities to a Related Party will constitute a "Material Transaction" (as defined in Listing Rule 9.2.2 of the NZAX Listing Rules). If the Material Transaction threshold is met for applications by Related Parties then the securities cannot be issued to the Related Party without further shareholder approval in accordance with Listing Rule 9.2.1 of the NZAX Listing Rules. If such further approval is required any relevant Related Party or Associated Person (as defined in Listing Rule 1.1.2 of the NZAX Listing Rules) of that Related Party may not vote on the resolution of shareholders.

Resolved:

A *That each Director of NZ Windfarms be awarded 100,000 options to acquire shares. Each option will be issued for a nil consideration, but shall entitle each holder to acquire one ordinary share in NZ Windfarms Limited at $1.10 per share in the period 1 July 2010 to 30 June 2012 if certain benchmarks relating to the Company's performance are met as set out in the rules of the option scheme.*

B *That the rules of the scheme (as set out in the Prospectus referred to in the Explanation of these Resolutions out in the Notice of Meeting) be approved.*

Resolution 5 – proposed ordinary resolution requiring a 50% majority of shareholders entitled to vote and voting at a meeting or by proxy

Resolved:

A *That Derek Walker and Keith McConnell receive directors' remuneration of up to $20,000 for Derek Walker and $15,000 for Keith McConnell, with such amounts to be finally determined by usual commercial hourly rates for work of this nature.*

OPENING BUSINESS AND NOTICES OF MOTION FOR ORDINARY AND SPECIAL RESOLUTIONS

Resolution 1 - proposed ordinary resolutions requiring a 50% majority of shareholders entitled to vote and voting at the meeting or by proxy.

A *That the shareholders of NZ Windfarms Limited approve the issue by NZ Windfarms Limited of up to 68,181,819 ordinary shares at $1.10 per share (giving a total amount raised by the share issue of $75 million (if fully subscribed)) on the terms set out in the combined Investment Statement and Prospectus dated 9 May 2007, and if applicable, in accordance with the Underwriting Agreement dated 9 May 2007 between NZ Windfarms Limited and ABN AMRO Equity Capital Markets Australia Limited and NM Rothschild & Sons Limited.*

B *That the ordinary shares issued as approved under paragraph A immediately above shall rank equally with the existing shares of NZ Windfarms Limited and equally with each other.*

C *That, if the resolutions above are passed then Resolutions 2, 3, and 4 may be put to the meeting. Resolutions 1, 2 and 3 are each conditional on all of resolutions 1, 2 and 3 being passed. If resolution 4 is not passed resolutions 1, 2 and 3 may still be passed.*

Resolution 2 - proposed special resolutions requiring a 75% majority of shareholders entitled to vote and voting at the meeting or by proxy. This notice of motion includes adopting a new constitution of the Company. The New Zealand Exchange Limited has approved the new constitution.

Resolved:

A *That NZ Windfarms Limited transfers the listing of its shares from the NZAX Market to the NZSX Market.*

B *That NZ Windfarms Limited enters into the listing agreement required by New Zealand Exchange Limited.*

C *That the existing Constitution of NZ Windfarms Limited be revoked.*

D *That a new Constitution of NZ Windfarms Limited be adopted, such new Constitution being in the form presented to the meeting and which complies with the NZSX Listing Rules.*

E *That the revocation of the existing Constitution and the adoption of the new Constitution under the resolutions in paragraphs C and D immediately above be effective immediately upon the transfer of listing to the NZSX taking place .*

Resolution 3 – proposed ordinary resolutions requiring a 50% majority of shareholders entitled to vote and voting at a meeting or by proxy.

Resolved:

A *That the shareholders of NZ Windfarms Limited approve NZ Windfarms Limited entering into a subscription agreement dated 27 April 2007 with Vector Limited and providing for the issue of 15,704,000 shares to Vector Limited under the Offer Document dated 9 May 2007 (a copy of which was sent to shareholders with the Notice of Meeting containing the notice of motion for these resolutions).*

B *That the shareholders of NZ Windfarms Limited approve the issue by NZ Windfarms Limited of 15,704,000 ordinary shares to Vector Limited at $1.10 per share.*

C *That the ordinary shares issued as approved under paragraph B immediately above shall rank equally with the existing shares of NZ Windfarms Limited and equally with each other.*

Resolution 4 – proposed ordinary resolutions requiring a 50% majority of shareholders entitled to vote and voting at a meeting or by proxy

NZ Windfarms Ltd
POWERED BY NATURE

STATEMENT
NZ Windfarms Limited
October 4 2007

Te Rere Hau Wind Farm Orders More NZ Made Turbines

Te Rere Hau Wind Farm in the Tararua Ranges has ordered a further batch of the turbines made in New Zealand by Windflow Technology.

The latest order for 16 of the Windflow 500 turbines brings the total number currently on order to 44. Delivery and construction of the turbines will commence early in calendar 2008, CEO of NZ Windfarms, Chris Freear, confirmed.

NZ Windfarms is developing the 50MW wind farm in a 50-50 joint venture with the NP Power and Babcock and Brown Windpower consortium. The first stage of Te Rere Hau has been operating since September 2006 and supplying electricity to the local lines network, and development work is under way for the remaining stages.

NZ Windfarms, established in 2002, is the only pure wind farming company listed on New Zealand Exchange. Earlier in 2007 the company completed a $75 million public offering to fund the ongoing development of Te Rere Hau, near Palmerston North, and the creation of new wind farm projects in other locations around New Zealand.

For further information go to www.nzwindfarms.co.nz

ENDS

Media Inquiries:
Chris Freear
Phone 03 943 5410
Mobile 021 946 332
Email chris.freear@nzwindfarms.co.nz

or

Maggie Kerrigan
Phone 09 630 7950
Mobile 021 302 440
Email maggie@triocommunications.co.nz

NZ Windfarms to enter Alliance with Powerco
8 October 2007

The partners in the Te Rere Hau wind farm have agreed with Powerco, one of New Zealand's largest electricity and gas distributors, to form an alliance to build the new transmission assets that will connect the wind farm to the National Grid.

Under the alliance, Powerco Transmission Services will design, build, finance and own the new electrical reticulation and transmission assets, and will lease them to the Te Rere Hau joint venture. The wind farm will be connected to the TrustPower substation in the Tararua ranges.

The Te Rere Hau joint venture comprises NZ Windfarms (50 percent) and NP Power & Babcock and Brown Windpower (50 percent). The first stage of Te Rere Hau has been operating since September 2006 and supplying electricity to the local lines network. Development work is under way for the remaining stages.

The chairman of NZ Windfarms, Derek Walker, said the alliance agreement was another major step in the company's development.

"Completion of the connection will remove the present constraint to Te Rere Hau operating at full capacity as it is built – and it provides for ongoing operation and maintenance of the reticulation and transmission assets, supported by one of New Zealand's major lines companies.

"The alliance means that NZ Windfarms and its partners will not be required to commit capital for development of the reticulation and transmission assets. It will thus enable us to focus on completing construction of the generation assets and developing options for new wind farming sites."

NZ Windfarms, established in 2002, is the only pure wind farming company listed on New Zealand Exchange. Earlier in 2007 the company completed a $75 million public offering to fund the ongoing development of Te Rere Hau, near Palmerston North, and the creation of new wind farm projects in other locations around New Zealand.

Powerco Acting Chief Executive Nigel Barbour said Powerco was committed to working with generation businesses looking to develop new projects in the North Island.

"With Powerco's local knowledge and engineering expertise we are well placed to work with wind farm developers to build the connection assets they need to connect back into the local electricity network or the national grid."

Powerco is New Zealand's second largest electricity and gas distribution company. Its network area covers the upper central and lower central North Island, servicing approximately 400,000 consumers representing 46 per cent of the gas connections and 16 per cent of the electricity connections in New Zealand.

For further information go to www.nzwindfarms.co.nz or www.powerco.co.nz

ENDS

Media Inquiries:
Chris Freear
Phone 03 943 5410
Mobile 021 946 332
Email chris.freear@nzwindfarms.co.nz

or

Maggie Kerrigan
Phone 09 630 7950
Mobile 021 302 440
Email maggie@triocommunications.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

NZ Windfarms investigating development opportunities with Vector and Mighty River Power

NZ Windfarms has today announced that it is in discussion with Mighty River Power and cornerstone shareholder Vector, to explore ways in which the three companies can work together on the development of distributed wind powered generation.

NZ Windfarms Chairman, Derek Walker, today welcomed the prospect of expanding the association with Vector to include Mighty River Power.

"NZ Windfarms has a range of development options, the most important currently being the Te Rere Hau windfarm in which NZ Windfarms has a 50% interest," says Mr Walker.

"This potential association will enable NZ Windfarms to enhance the scale of its development activities, due to the additional development opportunities and resources available to us through a possible association with Mighty River Power."

Mighty River Power Chief Executive Doug Heffernan says that over the past few years Mighty River Power has identified and invested in a number of opportunities for the development of wind farms around New Zealand.

"With the Government's announcement on carbon policy, the commercial environment is now right to accelerate the development of these opportunities," he says.

"We have been examining the best approach for bringing these medium sized opportunities to commercial realisation and believe that combining our efforts with those of NZ Windfarms, could be a logical step in our wind strategy so that Mighty River Power can play its part in developing a sustainable energy future for New Zealand."

Vector Chief Executive (Acting), Simon Mackenzie, welcomed the opportunity to involve Mighty River Power and says the proposed step reinforced Vector's own efforts in encouraging the use of renewable energy resources.

"Through our involvement in NZ Windfarms and our testing of micro wind turbines we have maintained an active role in pursuing commercially viable electricity production that is environmentally friendly," he says.

NZ Windfarms will continue to explore with Mighty River Power how the parties may best work together and expect to provide an update to shareholders on this potential association in a few weeks.

For further information go to www.nzwindfarms.co.nz

ENDS

Media Inquiries:

Vicki Buck (Deputy Chair)
Phone 03 943 5410

or

Maggie Kerrigan
Phone 09 630 7950
Mobile 021 302 440
Email maggie@triocommunications.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

NZ Windfarms Limited
Media Statement
October 30 2007

NZ Windfarms to seek resource consent for Te Rere Hau extension

NZ Windfarms, which is developing the Te Rere Hau wind farm in the Tararua Ranges near Palmerston North, said today it intends seeking resource consent to extend the farm.

The 48.5 MW Te Rere Hau site is consented for 97 turbines and NZ Windfarms would like to add up to 37 more turbines, CEO Chris Freear confirmed.

"The Te Rere Hau site is meeting expectations. It's located on one of the windiest ridges in New Zealand, which is one of the premier wind farming locations in the world," he said.

Mr Freear said that prior to making the formal resource consent applications NZ Windfarms is discussing the proposed extension with surrounding landowners , stakeholders, community groups and the general public.

"As a responsible wind farm developer, we believe it is important to provide people with information about the proposal and to gain an understanding of potential effects caused by the Te Rere Hau extension, which can then be addressed. We have already begun this process and our plan is to meet next month with people who would like to discuss the project," he said. "Following this, further meetings, information days and an Open Day at Te Rere Hau wind farm will be held prior to the resource consent applications being lodged."

NZ Windfarms is installing the New Zealand made Windflow 500 turbine at Te Rere Hau and intends using the same turbines for the extension. The Windflow 500 turbine has been specially designed and built for strong New Zealand wind conditions. It is a smaller, lighter turbine that also affords cost savings and environmental advantages in that it can be erected using a normal mobile crane, requires less earthworks and its construction uses fewer resources, such as concrete and steel.

NZ Windfarms' inaugural wind farm, Te Rere Hau, is a joint venture operation with two major global wind energy investors – Babcock & Brown and NP Power. The first stage of the farm has been operating since September last year and supplying electricity to the local lines network. Development work is under way for the remaining stages.

ENDS

Media Inquiries:

Chris Freear
Phone 03 943 5410
Mobile 021 946 332
Email chris.freear@nzwindfarms.co.nz

or

Maggie Kerrigan
Phone 09 630 7950
Mobile 021 302 440
Email maggie@kerriganpr.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

NZ Windfarms Limited
Media Statement
November 1 2007

Vector Chairman & Acting CEO Join NZ Windfarms' Board

Vector Chairman Michael Stiassny and Acting CEO Simon Mackenzie have been appointed to the Board of NZ Windfarms, the company's Chairman Derek Walker announced today.

Mr Walker said Vector received two Board Director positions when it took up its 19.99 percent cornerstone shareholding in NZ Windfarms earlier this year.

"We are pleased that Vector has put forward Michael Stiassny and Simon Mackenzie to take up the Board Director positions," Mr Walker said. "The strategic thinking and the depth of experience that they bring with them as top decision-makers at New Zealand's leading energy company is warmly welcomed by NZ Windfarms as we continue with the development of our Te Rere Hau wind farm and move on establishing new projects in other locations around New Zealand."

NZ Windfarms, established in 2002, is the only pure wind farming company listed on the New Zealand Exchange. Earlier this year the company completed a $75 million public offering, including Vector's cornerstone investment, which is valued at just under $20 million.

For further information go to www.nzwindfarms.co.nz or www.vector.co.nz

ENDS

Media Inquiries:

Chris Freear	or	Maggie Kerrigan
Phone 03 943 5410		Phone 09 630 7950
Mobile 021 946 332		Mobile 021 302 440
Email chris.freear@nzwindfarms.co.nz		Email maggie@kerriganpr.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

NZ Windfarms Limited
Media Statement
November 1 2007

Vector Chairman & Acting CEO Join NZ Windfarms' Board

Vector Chairman Michael Stiassny and Acting CEO Simon Mackenzie have been appointed to the Board of NZ Windfarms, the company's Chairman Derek Walker announced today.

Mr Walker said Vector received two Board Director positions when it took up its 19.99 percent cornerstone shareholding in NZ Windfarms earlier this year.

"We are pleased that Vector has put forward Michael Stiassny and Simon Mackenzie to take up the Board Director positions," Mr Walker said. "The strategic thinking and the depth of experience that they bring with them as top decision-makers at New Zealand's leading energy company is warmly welcomed by NZ Windfarms as we continue with the development of our Te Rere Hau wind farm and move on establishing new projects in other locations around New Zealand."

NZ Windfarms, established in 2002, is the only pure wind farming company listed on the New Zealand Exchange. Earlier this year the company completed a $75 million public offering, including Vector's cornerstone investment, which is valued at just under $20 million.

For further information go to www.nzwindfarms.co.nz or www.vector.co.nz

ENDS

Media Inquiries:
Chris Freear
Phone 03 943 5410
Mobile 021 946 332
Email chris.freear@nzwindfarms.co.nz

or

Maggie Kerrigan
Phone 09 630 7950
Mobile 021 302 440
Email maggie@kerriganpr.co.nz

Economic Development Manatū Ōhanga Companies Office

www.companies.govt.nz

Ph 0508-COMPANIES 0508-266-726

Notice of

CHANGE OF DIRECTORS AND PARTICULARS OF DIRECTORS

Section 159(1) of the Companies Act 1993

10055027446

RECEIVED 2008 JUL 29 P 12:44 INTERNATIONAL CORPORATE FINANCE

[If there is insufficient space on the form to supply the information required, attach a separate sheet containing the information set out in the prescribed format]

Company Name: NEW ZEALAND WINDFARMS LIMITED

Company Number: 1231708

SAVE TIME & POSTAGE: Save yourself time and postage by updating directors details online at www.companies.govt.nz. Online changes lodged during business hours are processed within minutes.

DIRECTORS CEASING TO HOLD OFFICE

Full Legal Name*	Residential Address	Date on Which Director Ceased to Hold Office

NATIONAL PROCESSING -7 NOV 2007 RECEIVED

*Please give first name(s) followed by surname in BLOCK letters.

APPOINTMENT OF NEW DIRECTORS

Full Legal Name*	Residential Address	Email Address (optional)	Date of appointment
Michael Peter STIASSNY	147 St Heliers Bay Road, St Heliers, Auckland		1 November 2007
Simon James MACKENZIE	22 Russell St, Devonport, Auckland		1 November 2007

*Please give first name(s) followed by surname in BLOCK letters.

In the case of the appointment of a new director, the consent and certificate of the new director must be attached to this form. (Please use Form 9 for this purpose.)

Completed by: [signature]

Address:

Email (optional): garry.forward@nzwindfarms.co.nz

Telephone: (03) 943 0003

Facsimile: (03) 943 5411

Post your completed form to: National Processing Centre | Private Bag 92061 | Auckland Mail Centre | Auckland

Company Name: NEW ZEALAND WINDFARMS LIMITED

Company Number: 1231708

Change of name or residential address of director.
* Complete only those details that apply. [Attach separate sheets for multiple entries.]

Directors Surname:

Director's Former Surname:

First Names:

Former First Names:

Residential Address:

Former Residential Address:

Date of Change:

Set out below are the names and residential address of every person who is a director of the company from the date of this notice.

Full Legal Name*	Residential Address
Derek Neil WALKER	41a Elmira Avenue, Palmerston North
Vicki Susan BUCK	14 Jane Deans Close, Christchurch
Peter Barrie LEAY	45 Ledbury Road, Nelson
Keith James MCCONNELL	12 Balfour Road, Auckland
Juliet Mary Broad MCKEE	23A Braithwaite St, Karoro, Wellington 6005
Michael Peter STIASSNY	147 St Heliers Bay Road, Auckland
Simon James MACKENZIE	22 Russell Street, Devonport, Auckland

*Please give first name(s) followed by surname in BLOCK letters

Signature of ~~Director~~ / Authorised Person: [signature] Date: 5 November 2007

Full Legal Name of Director / Authorised Person: Garry James FORWARD
[This form cannot be signed by a resigned director]

CONSENT AND CERTIFICATE OF DIRECTOR
Section 152 of the Companies Act 1993

FORM 9

Please note that the information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	NEW ZEALAND WINDFARMS LIMITED	**Company number**	1231708

Director's first name(s)	MICHAEL PETER
Director's surname	STIASSNY

Please ensure your full legal name is provided - initials are not allowed. Please read the disqualification details below.

I consent to be a director of the above company and certify that I am not disqualified from being appointed, or holding office as, a director of a company.

Signature	[signature] Name of signatory: Michael Peter Stiassny
Date of appointment	1 November 2007
Director's residential address	147 St Heliers Bay Road St Heliers

DISQUALIFICATION DETAILS

Please ensure that you are not disqualified from being a director for this company before signing this consent form

A person cannot be a director of a company if he/she is any of the following:

- under 18 years of age; or
- an undischarged bankrupt. Search the bankruptcy database online for free at www.insolvency.govt.nz; or
- prohibited from being a director or promoter of, or being concerned or taking part in the management of a company under any statutory provisions. This includes (but is not limited to) people who have been convicted of a crime involving dishonesty in the last 5 years or have been prohibited from managing a company by the Registrar of Companies; or
- subject to a property order under sections 30 or 31 of the Protection of Personal Property Rights Act 1988; or
- *not eligible because of requirements contained in the company's constitution (if any).*

A person who is not a natural person cannot be a director of a company.

For more information refer to sections 151 and 382 of the Companies Act 1993. A copy of the Act can be viewed online for free at www.companies.govt.nz

Company Name	NEW ZEALAND WINDFARMS LIMITED	Company Number	1231708

Completed by		Email (optional)	
Postal Address		Telephone	
		Facsimile	
		Account No.	

Post completed form to: National Processing Centre / Private Bag 92-061 / Auckland Mail Centre

CONSENT AND CERTIFICATE OF DIRECTOR

Section 152 of the Companies Act 1993

FORM 9

Please note that the information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	NEW ZEALAND WINDFARMS LIMITED	**Company number**	1231708

Director's first name(s)	SIMON JAMES
Director's surname	MACKENZIE

Please ensure your full legal name is provided - initials are not allowed. Please read the disqualification details below.

I consent to be a director of the above company and certify that I am not disqualified from being appointed, or holding office as, a director of a company.

Signature	Name of signatory: Simon James Mackenzie
Date of appointment	1 November 2007
Director's residential address	22 RUSSELL STREET DEVONPORT AUCKLAND

DISQUALIFICATION DETAILS

Please ensure that you are not disqualified from being a director for this company before signing this consent form

A person cannot be a director of a company if he/she is any of the following:

- under 18 years of age; or
- an undischarged bankrupt. Search the bankruptcy database online for free at www.insolvency.govt.nz; or
- prohibited from being a director or promoter of, or being concerned or taking part in the management of a company under any statutory provisions. This includes (but is not limited to) people who have been convicted of a crime involving dishonesty in the last 5 years or have been prohibited from managing a company by the Registrar of Companies; or
- subject to a property order under sections 30 or 31 of the Protection of Personal Property Rights Act 1988; or
- not eligible because of requirements contained in the company's constitution (if any).

A person who is not a natural person cannot be a director of a company.

For more information refer to sections 151 and 382 of the Companies Act 1993. A copy of the Act can be viewed online for free at www.companies.govt.nz

Company Name	NEW ZEALAND WINDFARMS LIMITED	Company Number	1231708
Completed by		Email (optional)	
Postal Address		Telephone	
		Facsimile	
		Account No.	

Post completed form to: National Processing Centre / Private Bag 92-061 / Auckland Mail Centre

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

	Notice that a person has become a substantial security holder *(section 20(3))*		Notice that a person has ceased to be a substantial security holder *(section 21(3))*
Yes	Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest *(section 21(1))*		Notice of a change in the nature of relevant interest held by a substantial security holder *(section 22)*

1*. New Zealand Windfarms Limited
Name of public issuer

Tyndall Investment Management New Zealand Limited
Name of substantial security holder

Level 8, Vero Centre, 48 Shortland Street, P O Box 3892, Shortland Street, Auckland
Address of substantial security holder

C B W Nicholson
Contact name for queries

64 – 09 – 357 2334
Telephone number

2*. 5,589,560
Total number of voting securities of the public issuer in which a relevant interest is held

78,559,197
Total number of voting securities issued by public issuer

7.115%
Total percentage

Ordinary Shares
Class of voting securities

one
Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
39,755	5,549,805
Number of voting securities of the class in which a beneficial relevant interest is held	Number of voting securities of the class in which a non-beneficial relevant interest is held
0.051%	7.064%
Percentage held at date of THIS notice	Percentage held at date of THIS notice
0.043%	6.01%
Percentage held at date of LAST notice (if any)	Percentage held at date of LAST notice (if any)

4*.

DETAILS OF EACH RELEVANT INTEREST		DETAILS OF EACH RELEVANT INTEREST	
5*. Refer Schedule 1		Refer Schedule 1	
Name(s) of registered holder(s)		Name(s) of registered holder(s)	
6*. Refer Schedule 1		Refer Schedule 1	Refer Schedule 1
7*. Date(s) of transaction(s)		Provision(s) of section 5	Date(s) of transaction(s)
Not Applicable	Not Applicable	Refer Schedule 1	Refer Schedule 1
Number of voting securities	Consideration (expressed in NZ$)	Number of voting securities	Consideration (expressed in NZ$)

On Market Transactions
Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation-

- forms part of this notice .... Sch 1
- is not required to be filed ....
- has already been filed with the notice dated ....

9*. 1
Number of pages that accompany this notice (if any)

24 September 2007
Date of last notice (if any)

Not Applicable
Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]
Signature (unless filed by electronic means other than facsimile)

Clive Bernard Whitfield Nicholson
Full name

December 27 2007
Date

Schedule 1
Beneficial Owner

Name of Registered Holder	Date of Transactions	Previous Number of voting Securities	Current Transaction	Current number of voting securities	Description of the nature of transactions	Consideration $
The Public Trust as Trustee of the Tyndall Aggressive Australasian Equity Fund	Various	33,900	5,855	39,755	On market purchases, internal transactions	$6,531
Sub Total		**33,900**	**5,855**	**39,755**		**$6,531**

Non-Beneficial Owners

Name of Registered Holder	Date of Transactions	Previous Number of voting Securities	Current Transaction	Current number of voting securities	Description of the nature of transactions	Consideration $
Guardian Trust Investment Nominees Limited	Various	1,701,137	-698,787	1,002,350	On market purchases, internal transactions	-$802,531
Asteron Life Limited	Various	2,914,023	242,700	3,156,723	On market purchases	$309,836
The Public Trust as trustee of the Asteron New Zealand Sharemarket Growth Trust	Various	69,000	-1,800	67,200	On market purchases	-$683
The Public Trust as trustee of the Asteron Socially Responsible Investment Trust	Various	36,600	6,300	42,900	On market purchases	$7,947
The Public Trust as Trustee of the Tyndall Aggressive Australasian Equity Fund	Various	0	1,280,632	1,280,632	On market purchases, internal transactions	$1,428,406
Sub Total		**4,720,760**	**829,045**	**5,549,805**		**$942,975**
Grand Total		**4,754,660**	**834,900**	**5,589,560**		**$949,506**

Chairman and Chief Executive's Review

For the Six Month Period Ended 31 December 2007

The past six months have seen NZ Windfarms make good progress against the programme set out in the May 2007 prospectus. Stage 2 of the Te Rere Hau wind farm Joint Venture is expected to be completed in the third quarter of 2008, approximately two months behind the original schedule. Consequently the Company can now begin turning its attention to growing and converting our pipeline of future developments into operating wind farms.

Financial Performance

Financial performance was steady for the six months to 31 December 2007 with a Net Operating Surplus before Taxation of $1,971,000 (31 December 2006 - $327,000 loss). Total assets at 31 December 2007 were $79,986,000, compared to $80,837,000 at 30 June 2007 and $11,526,000 at 31 December 2006.

The operating revenue projected in the May 2007 prospectus for the full year will not be achieved due to the delay in commissioning of the stage 2 turbines at Te Rere Hau. However the shortfall will be more than offset by higher interest income as the project delays have meant that cash for the build programme has been expended at a slower rate than projected.

Te Rere Hau Stage 1 Performance

During the period the Joint Venture experienced a number of relatively minor issues with the stage 1 turbines. This is not surprising given that we had very deliberately located stage 1 on to the windiest part of the property with the intention of robustly testing the Windflow 500 before moving onto the next stages of the development. All issues have been resolved effectively by our turbine supplier, Windflow Technology, and where appropriate, modifications have been made that are being incorporated into all future turbines.

The most significant of these issues resulted in the upgrading of all five of the stage 1 gearboxes. As a consequence of this work, a significant number of turbine operating hours were lost during the period. The resultant revenue loss of approximately $28,000 to the Te Rere Hau Joint Venture will be covered by the Windflow Technology warranty.

Te Rere Hau Stage 2

Work has continued steadily at Te Rere Hau as the Joint Venture prepares for the installation of the 28 turbines to complete stage 2 of our development. Building work has recommenced on site with the remaining site roads and the stage 2 foundations underway. Design of the new full electrical connection is now complete with construction scheduled to commence when the cable arrives in March 2008. The first of these turbines rolled out of Windflow Technology's new nacelle assembly factory in January 2008, while the first components to be transported to site will be the towers commencing May 2008, erection and commissioning of the new turbines is scheduled to commence in the second quarter of 2008.

We anticipate stage 2 will be complete and generating electricity by the third quarter of 2008, approximately two month later than originally scheduled. We expect to catch up on the build programme by moving almost immediately on to the erection of the stage 3 turbines.

Innovative Foundation Design Put to the Test

Design work and full scale testing of a new foundation design is now

complete. The innovative design uses approximately 40% less concrete in each foundation as well as reducing earth works per turbine by two-thirds. In addition, it will make the process of tower erection less weather dependent. In short, the new foundations are smaller, smarter and more cost effective than the foundation design used for stage 1.

Extension to Te Rere Hau

It is no secret that Te Rere Hau is superbly suited to wind farming. In order to maximise our returns from Te Rere Hau, the Joint Venture intends seeking resource consent to add up to a further 37 turbines to the 97 turbines currently consented. In keeping with our commitment to being a responsible wind farm developer, we are undertaking discussions regarding the proposed extension with a range of stakeholders before we formally lodge our application. Meetings are underway with surrounding landowners, community groups and interested members of the general public. At these sessions we are providing information about the proposal and discussing potential effects of the proposed extension. We also plan an open day at Te Rere Hau before the application is lodged.

Mighty River Power Talks

We are continuing discussions with Mighty River Power to explore ways that we can work together on the development of distributed wind powered generation.

Shareholding in Windpower Maungatua to be Increased

The decision has been made to increase our investment in Windpower Maungatua Limited from the 16% stake we purchased in March 2007 to 50%. Windpower Maungatua holds the development rights to a promising farm in Otago and our decision to increase our investment follows positive feasibility studies conducted at the site. We put the potential capacity of the farm at about 20 megawatts, making it a little under half the size of Te Rere Hau wind farm.

New Zealand Energy Strategy & Carbon Trading

During the period the Government announced the National Energy Strategy and the Emissions Trading Scheme. These policies provide strong backing for renewable generation including wind farming which is very positive for NZ Windfarm's strategy. They are a major endorsement of renewable sources of electricity generation over polluting fossil fuel alternatives and include an objective for New Zealand to generate 90 per cent of its electricity from renewables by 2024.

Directors and Management

On 1 November 2007, Michael Stiassny and Simon Mackenzie, the Chairman and Chief Executive of Vector Limited respectively, were appointed directors. These appointments were agreed with our cornerstone shareholder, Vector Limited, as part of last year's successful capital raising.

Garry Forward was appointed as Chief Financial Officer in September 2007. Garry has worked at a senior level in a number of listed companies

Derek Walker Chris Freear
Chairman Chief Executive Officer

NZ Windfarms Limited
Results for announcement to the market

Reporting Period Six months to 31 December 2007
Previous Reporting Period Six months to 31 December 2006

Amount (000s)
Revenue from ordinary activities $NZ3,056
1282.8%
Profit (loss) from ordinary activities after tax attributable to security holder. $NZ1,320
75.3%
Net profit (loss) attributable to security holders. $NZ1,320
Percentage Change 75.3%

Interim Dividend Amount per security Imputed amount per security
Nil It is not proposed to pay a dividend. Not Applicable

Record Date Not Applicable
Dividend Payment Date Not Applicable

Comments: Refer to Chairman and Chief Executive Officer's Review.

NZ Windfarms Ltd
POWERED BY NATURE

NZX Announcement

For immediate release 17 March 2008

Exploratory talks with Mighty River Power concluded

In October 2007, NZ Windfarms announced that it was in discussions with Mighty River Power about potential co-operation in wind powered generation. The discussions have concluded with the parties being unable to identify mutually beneficial opportunities to work together at this time.

The chairman of NZ Windfarms, Derek Walker, said the company is continuing to pursue its various options and relationships for the development of wind farms to follow the development of the Te Rere Hau project. "At the present time we are preparing to apply for resource consent to extend the Te Rere Hau project in the Manawatu, and working with other stakeholders to progress the Maungatua project, in Otago. We are also investigating a number of sites in other parts of New Zealand that could be suitable for future developments."

For further information contact:

Derek Walker
Chairman
021 428 461

STATEMENT FROM NZ WINDFARMS LIMITED

NZ Windfarms increases stake in Otago site

Christchurch (Monday, March 31, 2008) – NZ Windfarms Ltd today announced it has increased its shareholding in Windpower Maungatua Ltd to 50 per cent.

Windpower Maungatua holds the development rights to a promising wind farm site in Otago and NZ Windfarms purchased a 16.7 per cent stake in the company last March.

NZ Windfarms' CEO, Chris Freear, said: "In recent months Windpower Maungatua has been conducting feasibility studies at the site, and we are pleased to say the results are very positive.

The Maungatua wind farm has a potential capacity of about 20 megawatts, making it about half the size of the Te Rere Hau project when complete."

Maungatua will be NZ Windfarms' second wind farm investment, the first wind farm being Te Rere Hau on the Tararua Ranges near Palmerston North.

Te Rere Hau is a 50/50 joint venture with one of the world's largest developers and owners of wind farms, National Power and Babcock & Brown WindPower.

For further information about NZ Windfarms visit www.nzwindfarms.co.nz

ENDS

Media Inquiries:
Chris Freear
Phone 03 943 5410
Email chris@nzwindfarms.co.nz

or

Maggie Kerrigan
Phone 09 630 7950
Mobile 021 302 440
Email maggie@kerriganpr.co.nz

STATEMENT FROM WINDPOWER MAUNGATUA LTD

NZ Windfarms increases stake in WindPower Maungatua

Dunedin (Monday, March 31, 2008) – WindPower Maungatua Ltd announced today that NZ Windfarms Limited has increased its 16.7 per cent shareholding in WindPower Maungatua to 50 per cent.

WindPower Maungatua holds the development rights to a promising wind farm site near Dunedin and Director David Tucker warmly welcomed NZ Windfarms' investment.

"NZ Windfarms is a responsible developer concentrating on smaller, less invasive regional wind farms that service local needs. This approach dovetails with WindPower Maungatua's strategy. As we move forward with the Maungatua development we will benefit from the experience NZ Windfarms brings to the project," he said.

Mr Tucker added: "In recent months we completed a pre-feasibility study for the Maungatua site with the NZ Windfarms team and we are pleased to say the results are very positive. Our next step will be to erect a 50-metre mast on the site to obtain further information about the wind strength and consistency in order to develop a full feasibility study. This will be followed by applying for the necessary resource consents for the development later this year."

He estimated the Maungatua development would comprise about 40 wind turbines with the capacity to generate about 20 megawatts when complete.

For further information visit www.nzwindfarms.co.nz

ENDS

Media Inquiries:
Dave Tucker
Phone 03 467 5570
Email dht_nz@xtra.co.nz

or

Maggie Kerrigan
Phone 09 630 7950
Mobile 021 302 440
Email maggie@kerriganpr.co.nz

NZ Windfarms Ltd

NZ Windfarms Limited
Interim Report
For the six months ended 31 December 2007



NZ Windfarms Ltd

NZ Windfarms Limited

Interim Report

For the six months ended 31 December 2007





(51m anemometer mast Te Rere Hau)



NZ Windfarms Ltd
POWERED BY NATURE

Contents

Chairman and Chief Executive's Review

For the Six Month Period ended 31 December 2007

The past six months have seen NZ Windfarms make good progress against the programme set out in the May 2007 prospectus. Stage 2 of the Te Rere Hau wind farm Joint Venture is expected to be completed in the third quarter of 2008, approximately two months behind the original schedule. Consequently the Company can now begin turning its attention to growing and converting our pipeline of future developments into operating wind farms.

Financial Performance

Financial performance was steady for the six months to 31 December 2007 with a Net Operating Surplus before Taxation of $1,971,000 (31 December 2006 - $327,000 loss). Total assets at 31 December 2007 were $79,986,000 compared to $80,837,000 at 30 June 2007 and $11,526,000 at 31 December 2006.

The operating revenue projected in the May 2007 prospectus for the full year will not be achieved due to the delay in commissioning of the stage 2 turbines at Te Rere Hau. However the shortfall will be more than offset by higher interest income as the project delays have meant that cash for the build programme has been expended at a slower rate than projected.

During the period the Joint Venture experienced a number of relatively minor issues with the stage 1 turbines. This is not surprising given that we had very deliberately located stage 1 on to the windiest part of the property with the intention of robustly testing the Windflow 500 before moving onto the next stages of the development. All issues have been resolved effectively by our turbine supplier, Windflow Technology, and where appropriate, modifications have been made that are being incorporated into all future turbines.

The most significant of these issues resulted in the upgrading of all five of the stage 1 gearboxes. As a consequence of this work, a significant number of turbine operating hours were lost during the period. The resultant revenue loss of approximately $28,000 to the Te Rere Hau Joint Venture will be covered by the Windflow Technology warranty.

Work has continued steadily at Te Rere Hau as the Joint Venture prepares for the installation of the 28 turbines to complete stage 2 of our development. Building work has recommenced on site with the remaining site roads and the stage 2 foundations underway. Design of the new full electrical connection is now complete with construction scheduled to commence when the cable arrives in March 2008. The first of these turbines rolled out of Windflow Technology's new nacelle assembly factory in January 2008, while the first components to be transported to site will be the towers commencing May 2008, erection and commissioning of the new turbines is scheduled to commence in the second quarter of 2008.

We anticipate stage 2 will be complete and generating electricity by the third quarter of 2008, approximately two month later than originally scheduled. We expect to catch up on the build programme by moving almost immediately on to the erection of the stage 3 turbines.

Design work and full scale testing of a new foundation design is now complete. The innovative design uses approximately 40% less concrete in each foundation as well as reducing earth works per turbine by two-thirds. In addition, it will make the process of tower erection less weather dependent. In short, the new foundations are smaller, smarter and more cost effective than the foundation design used for stage 1.

It is no secret that Te Rere Hau is superbly suited to wind farming. In order to maximise our returns from Te Rere Hau, the Joint Venture intends seeking resource consent to add up to a further 37 turbines to the 97 turbines currently consented. In keeping with our commitment to being a responsible wind farm developer, we are undertaking discussions regarding the proposed extension with a range of stakeholders before we formally lodge our application. Meetings are underway with surrounding landowners, community groups and interested members of the general public. At these sessions we are providing information about the proposal and discussing potential effects of the proposed extension. We also plan an open day at Te Rere Hau before the application is lodged.

We are continuing discussions with Mighty River Power to explore ways that we can work together on the development of distributed wind powered generation.

The decision has been made to increase our investment in Windpower Maungatua Limited from the 16% stake we purchased in March 2007 to 50%. Windpower Maungatua holds the development rights to a promising farm in Otago and our decision to increase our investment follows positive feasibility studies conducted at the site. We put the potential capacity of the farm at about 20 megawatts, making it a little under half the size of Te Rere Hau wind farm.

New Zealand Energy Strategy & Carbon Trading

During the period the Government announced the National Energy Strategy and the Emissions Trading Scheme. These policies provide strong backing for renewable generation including wind farming which is very positive for NZ Windfarm's strategy. They are a major endorsement of renewable sources of electricity generation over polluting fossil fuel alternatives and include an objective for New Zealand to generate 90 per cent of its electricity from renewables by 2024.

Directors and Management

On 1 November 2007, Michael Stiassny and Simon Mackenzie, the Chairman and Chief Executive of Vector Limited respectively, were appointed directors. These appointments were agreed with our cornerstone shareholder, Vector Limited, as part of last year's successful capital raising.

Garry Forward was appointed as Chief Financial Officer in September 2007. Garry has worked at a senior level in a number of listed companies.

Derek Walker
Chairman

Chris Freear
Chief Executive Officer



Main access road to lower slopes of Te Rere Hau wind farm

NZ Windfarms Ltd
POWERED BY NATURE

Consolidated Balance Sheet

Consolidated 30/6/07 NZ IFRS NZ$000	As at	Notes	Consolidated 31/12/07 NZ IFRS NZ$000	Consolidated 31/12/06 NZ IFRS NZ$000
	Assets			
	Current assets			
71,675	Cash and cash equivalents		66,409	4,724
30	Income tax refund		-	45
956	Assets held for resale		582	674
695	Trade and other receivables		1,977	1,664
73,356			**68,968**	**7,107**
	Non-current assets			
6,660	Property, plant and equipment	4	10,147	4,125
524	Capital work in progress		577	-
292	Intangible assets		289	294
5	Investments		5	-
7,481			**11,018**	**4,419**
80,837	**Total assets**		**79,986**	**11,526**
	Liabilities			
	Current liabilities			
2,929	Trade and other payables		636	2,139
170	Retentions		86	204
-	Current tax payable		161	-
-	Advance from Windflow Technology Limited		-	869
3,099			**883**	**3,212**
	Non-current liabilities			
37	Deferred tax		62	(1)
37			**62**	**(1)**
3,136	**Total liabilities**		**945**	**3,211**
77,701	**Net assets**		**79,041**	**8,315**
	Equity			
	Equity attributable to shareholders			
77,866	Share capital	6,7	77,886	8,079
(165)	Retained earnings (deficit)	6	1,155	236
77,701	**Total equity**		**79,041**	**8,315**
98.5	**Net tangible assets per share (cents)**		**100.2**	**77.3**

Signed for and on behalf of the Board as at 26 February 2008

Derek Walker
Chairman

Juliet McKee
Director/Chair of Audit and Risk Committee

Consolidated Income Statement

6 months to	Notes	Consolidated 31/12/07 NZ IFRS NZ$000	31/12/06 NZ IFRS NZ$000
Income			
Electricity sales		21	27
Other income		120	120
Total income		**141**	**147**
Lease and rental expenses		20	25
(Gain) loss on recognition of property for resale at fair value		(3)	43
Other operating expenses		995	428
Operating expenses (excluding depreciation and amortisation)		**1,012**	**496**
Earnings before interest, depreciation, amortisation and tax		**(871)**	**(349)**
Amortisation of intangible assets		(2)	(6)
Depreciation	4	(69)	(3)
Gain on transfer of assets to Joint Venture		-	1,081
Earnings before interest and tax		**(942)**	**723**
Interest income		2,915	74
Interest expense		(2)	(43)
Result for period		**1,971**	**754**
Income tax expense		651	1
Net result for the period		**1,320**	**753**
Earnings per share (cents)			
Basic		1.68	0.07
Diluted		1.68	0.07

Transmission cable access Te Rere Hau wind farm



Consolidated Statement of Changes in Equity

6 months to	Notes	Consolidated 31/12/07 NZ IFRS NZ$000	31/12/06 NZ IFRS NZ$000
Equity at beginning of period		**77,701**	**3,996**
Net result for the period		1,320	753
		79,021	**4,749**
Options exercised		40	3,739
Less issue costs		(20)	(173)
Dividends			-
Equity at end of period	6	**79,041**	**8,315**
Represented by:			
Share capital	6	77,886	8,079
Retained earnings	6	1,155	236
Total equity		**79,041**	**8,315**



Consolidated Statement of Cash Flows

6 months to	Notes	Consolidated 31/12/07 NZ IFRS NZ$000	31/12/06 NZ IFRS NZ$000
Operating activities			
Cash was received from:			
Trading revenue		78	55
Interest received		1,701	80
		1,779	**135**
Cash was applied to:			
Interest paid		2	25
Payments to suppliers and employees		1,075	717
Resident withholding tax		435	-
		1,512	**742**
Net cash inflow (outflow) from operating activities	**8**	**267**	**(607)**
Investing activities			
Cash was provided from:			
Sale of property, plant and equipment			1,484
Sale of assets held for resale		377	-
		377	**1,484**
Cash was applied to:			
Purchase of property, plant and equipment		6,018	3,185
		6,018	**3,185**
Net cash (outflow) from investing activities		**(5,641)**	**(1,701)**
Financing activities			
Cash was provided from:			
Issue of ordinary shares	6		3,739
Half share of capital contributions to JV			1,492
Borrowings		113	-
		113	**5,231**
Cash was applied to:			
Issue costs of equity	6	5	162
		5	**162**
Net cash inflow from financing activities		**108**	**5,069**
Net (decrease)/ increase in cash and cash equivalents		(5,266)	2,761
Cash and cash equivalents, beginning of period		71,675	1,963
Cash and cash equivalents, end of period		**66,409**	**4,724**
Cash and cash equivalents			
Term Deposit		64,512	3,001
Bank account and deposits at call		1,897	1,723
		66,409	**4,724**

1. General Information

NZ Windfarms Limited (the Company) and its 100% owned subsidiary, NZW- TRH Limited (the Company's 50% participant in the Te Rere Hau Unincorporated Joint Venture), together the Group, operate in the electricity generation segment developing and operating wind power generation assets in New Zealand.

The Company is a limited liability company incorporated and domiciled in New Zealand and has a primary listing on the New Zealand Stock Exchange.

The consolidated interim financial statements have been approved for issue by the board of directors on 26 February 2008.

2. Summary of Significant Accounting Policies

These general purpose financial statements for the interim six months reporting period ended 31 December 2007 have been prepared in accordance with generally accepted accounting practice in New Zealand and NZ IAS 34 - *Interim Financial Reporting*.

The principal accounting policies adopted in the preparation of the financial report are unchanged from the audited 30 June 2007 annual financial statements.

The interim financial statements do not include all the notes of the type normally included in an annual report. Accordingly, this report is to be read in conjunction with the 30 June 2007 annual report.

3. Segment Information

The Group operates in the electricity generation segment in New Zealand.

4. Property, plant and equipment

Consolidated 30/06/07 NZIFRS NZ$000		Notes	Consolidated 31/12/07 NZ IFRS NZ$000	Consolidated 31/12/06 NZ IFRS NZ$000
	Office equipment			
5	Opening carrying amount		30	5
30	Additions		72	23
35			102	28
(5)	Depreciation		(7)	(2)
30	**Closing carrying amount**		95	26
	Motor vehicles			
-	Opening carrying amount			-
-	Additions		9	-
-			9	-
-	Depreciation			-
-	**Closing carrying amount**		9	-
	Plant and equipment			
12	Opening carrying amount		14	12
5	Additions		5	-
17			19	12
(3)	Depreciation		(2)	(1)
14	**Closing carrying amount**		17	11

Consolidated 30/06/07 NZIFRS NZ$000		Notes	Consolidated 31/12/07 NZ IFRS NZ$000	Consolidated 31/12/06 NZ IFRS NZ$000
	Foundations			
149	Opening carrying amount		304	149
295	Additions		7	133
(276)	Transfer to JV		-	(276)
138	Consolidation of half share		-	138
306			**311**	**144**
(2)	Depreciation		(2)	-
304	**Closing carrying amount**		**309**	**144**
	Electrical			
275	Opening carrying amount		253	275
224	Additions		16	223
(488)	Transfer to JV		-	(488)
244	Consolidation of half share		-	244
255			**269**	**254**
(2)	Depreciation		(3)	-
253	**Closing carrying amount**		**266**	**254**
	Roading			
409	Opening carrying amount		761	409
822	Additions		54	537
(928)	Transfer to JV		-	(928)
464	Consolidation of half share		-	464
767			**815**	**482**
(6)	Depreciation		(8)	-
761	**Closing carrying amount**		**807**	**482**
	Resource consent capital work in progress			
247	Opening carrying amount		122	247
7	Additions		39	3
(250)	Transfer to JV		-	(250)
125	Consolidation of half share		-	125
(7)	Capitalised to Wind Turbines		-	(6)
122			**161**	**119**
-	Depreciation		-	-
122	**Closing carrying amount**		**161**	**119**
	Wind Turbines			
1,656	Opening carrying amount		5,176	1,656
5,255	Additions		3,354	3,123
(3,380)	Transfer to JV		-	(3,380)
1,690	Consolidation of half share		-	1,690
5,221			**8,530**	**3,089**
(45)	Depreciation		(47)	-
5,176	**Closing carrying amount**		**8,483**	**3,089**
	Total property plant and equipment			
2,753	Opening carrying amount		6,660	2,753
6,631	Additions		3,556	4,036
(5,322)	Transfer to JV		-	(5,322)
2,661	Consolidation of half share		-	2,661
6,723			**10,216**	**4,128**
(63)	Depreciation		(69)	(3)
6,660	**Closing carrying amount**		**10,147**	**4,125**

5. Te Rere Hau Joint Venture

The Te Rere Hau Joint Venture, which was established by contractual arrangement on the 6th October 2006 and of which the Company has joint 50% control, requires unanimous consent for strategic, financial and operating decisions. The Consolidated Balance Sheet includes the Company's 50% share of the assets and liabilities of the Joint Venture on a line by line basis and the Consolidated Income Statement includes the Company's share of the income and expenses of the Joint Venture on a line by line basis. The Company's aggregate share of the Joint Venture's result for the period was a $133,000 loss.

6. Equity

Consolidated 30/06/07 NZIFRS NZ$000		Consolidated 31/12/07 NZ IFRS NZ$000	Consolidated 31/12/06 NZ IFRS NZ$000
	Net proceeds of shares issued & fully paid		
4,513	Opening balance	77,866	4,513
75,000	Issued during the period		-
3,739	Options exercised during the period	25	3,739
(5,386)	Less issue costs	(5)	(173)
77,866	Net proceeds of shares issued & fully paid	77,886	8,079
	Retained earnings		
(517)	Opening balance	(165)	(517)
352	Net result for the period	1,320	753
(165)	Closing retained earnings	1,155	236
77,701	Total equity	79,041	8,315

7. Share Capital

Shares			Shares	Shares
846,586	Ordinary shares issued		846,586	846,586
2,153,414	Share split	25-Aug-05	2,153,414	2,153,414
2,898,859	Ordinary shares issued - public $1.00 / share	13-Dec-05	2,898,859	2,898,859
1,067,000	Ordinary shares issued - public $1.10 / share	13-Dec-05	1,067,000	1,067,000
3,411,519	Share options exercised - $1.10 / share	29-Sep-06	3,411,519	3,411,519
68,181,819	Ordinary shares issues - public $1.10 / share	6-Jun-07	68,181,819	-
78,559,197	Total closing shares		78,559,197	10,377,378

8. Reconciliation of Net result for the period with Operating cash flows

6 months to	Consolidated 31/12/07 NZ IFRS NZ$000	31/12/06 NZ IFRS NZ$000
Net result for the period	1,320	753
Non cash items		-
Depreciation	69	3
Impairment of intangible assets	2	6
Taxation	651	1
Capitalised interest		30
Impairment of assets held for resale		43
Share options issued	25	-
Gain on sale of property	(2)	-
Capital gain on transfer of asset to JV	-	(1,081)
	2,065	(245)
Changes in working capital		
Trade and other payables	(2,406)	565
Trade and other receivables	(1,400)	(1,113)
GST	176	(371)
Income tax	(435)	(5)
	(4,065)	(924)
Items classifed as investing or financing		
Capital items included in working capital movements	2,267	566
Working capital related to equity raising		(11)
Working capital related to capital contributions		7
Net cash flow from operating activities	**267**	**(607)**

9. Capital Commitments

At 31 December the Group's share of capital commitments relating to the Joint Venture was $13,228,000 (30 June 2007 - $9,351,000; 31 December 2006 - $3,787,000)

10. Operating leases

As at	Consolidated 31/12/07 NZ IFRS NZ$000	31/12/06 NZ IFRS NZ$000
Lease payments expensed during the period	20	25
Lease commitments:		
Within 1 year	43	43
1 to 5 years	179	148
More than 5 years	1,023	1,064

Derek Walker (Chair)
Vicki Buck (Deputy Chair)
Barrie Leay
Simon Mackenzie (appointed 1 November 2007)
Keith McConnell
Juliet McKee
Michael Stiassny (appointed 1 November 2007)

Chris Freear (Chief Executive Officer)
Garry Forward (Chief Financial Officer)

Anthony Harper Lawyers
47 Cathedral Square
Christchurch

Goldsmith Fox PKF Audit
250 Oxford Terrace
Christchurch

Link Market Services Limited
138 Tancred St
Ashburton

ANZ National Bank Limited
Level 2 cnr. Colombo and Hereford Sts
Christchurch

Marsh Limited
Level 4, 233 Cambridge Terrace
Christchurch



NZ Windfarms Ltd
POWERED BY NATURE

STATEMENT
NZ Windfarms Limited
April 9 2008

Te Rere Hau joint venture confirms turbine order

The Te Rere Hau Wind Farm Joint Venture, in which NZ Windfarms Limited is a 50 percent partner, has confirmed an order for a further 16 turbines from Windflow Technology Limited.

The Windflow 500 turbines will be deployed in Stage 3 of the Te Rere Hau wind farm, near Palmerston North. The joint venture has now ordered 60 turbines for stages 2 and 3. The first of the stage 2 turbines have been manufactured and will be installed on site in the coming months. The Te Rere Hau project, which has resource consent for 97 turbines, is scheduled for completion in mid-2009.

The Chief Executive of NZ Windfarms, Mr Chris Freear, said confirmation of the order reflected the joint venture's satisfaction with the performance of the five Stage 1 turbines which were commissioned in September 2006. Mr Freear also noted that Windflow Technology was making progress towards certification of the Windflow 500 turbine to International Electrotechnical Committee (IEC) standard WT-01.

The Te Rere Hau joint venture partners are NZ Windfarms Limited (50 percent) and NPBB Pty Limited (50 percent). NPBB Pty Limited is owned by NP Power Pty Limited and Babcock & Brown Windpower Pty Limited.

For further information go to www.nzwindfarms.co.nz

ENDS

Media Inquiries:

Chris Freear
Phone 03 943 5410
Mobile 021 946 332
Email chris.freear@nzwindfarms.co.nz

or

Barry Akers
Phone 09 309 5656
Mobile 021 571 234
Email akers@senescallakers.co.nz

NZX


Bring your people, systems and tools together.
gen-i

Windflow Technology Achieves 60 Turbine Target

NZ Windfarms Limited (NWF) | 11:42 am, Wednesday 9 April 2008

Market Announcement Type:GENERAL

Windflow Technology has received confirmation of an order for a further 16 Windflow 500 turbines from the Te Rere Hau Wind Farm Joint Venture (between NZ Windfarms Limited, NP Power Pty Limited and Babcock & Brown Windpower Pty Limited).

The order represents Batch 3B in the development plan for the Te Rere Hau wind farm, bringing the total number of Windflow 500 turbines ordered by the Joint Venture to 65. 60 of these will be produced this year at Windflow's new assembly facilities in Christchurch, achieving Windflow's initial production target, although production capacity is capable of increasing to 200 turbines per year. Five of the Windflow 500 wind turbines were installed as Stage 1 of the Te Rere Hau wind farm in September 2006.

This latest order from the Joint Venture is worth in excess of $12 million in revenue to Windflow Technology. The Te Rere Hau wind farm has resource consent for 97 wind turbines (48.5 MW) and is due to be completed by the middle of 2009.

The Windflow 500 turbine is designed by a team of professional engineers led by Windflow Technology director and CEO Geoff Henderson. It includes patented, world-first technology that brings competitive advantages and cost efficiency in comparison to other models of wind turbine available.
Windflow Technology Limited is making good progress with its work to certify the turbine to International Electrotechnical Committee (IEC) standard WT-01.

More than 90% of the components of the Windflow 500 turbines are sourced from New Zealand owned and operated manufacturing companies and provide significant work for New Zealanders throughout the country.

For more information please contact:

Jane Arnott
Ph: 03 355 1466 Mobile: 0274 715 785


MEMBERSHIP
rewards


MEMBERSHIP
rewards

NZ Windfarms Ltd
POWERED BY NATURE

STATEMENT
NZ Windfarms Limited
April 29 2008

Te Rere Hau Wind Farm Construction Update

Construction is now progressing well on the Te Rere Hau Wind Farm project. The project is being undertaken by a joint venture, in which NZ Windfarms Limited is a 50 percent partner.

The present status of construction works is:

- 17 of the 28 Stage 2 foundations have been poured ready for the arrival of towers for the turbines
- 6 turbine nacelles have been completed and are being stored at Windflow Technology's Christchurch factory
- Work is under way on installing the Stage 2 electrical reticulation within the wind farm and the connection line to the TrustPower substation from which Te Rere Hau's output will be exported to the national grid
- Design has been completed for the site operations and maintenance building, which is now awaiting building consent
- All arterial roads for the wind farm have been cut and shaped, with the contractor now in the process of adding metal

NZ Windfarms Chief Executive, Chris Freear, said progress on the site had been helped by very settled and dry weather over the summer months.

"The first turbine components to be transported to the site will be four tower sections, beginning May/June. Installation and commissioning of the Stage 2 turbines is scheduled to commence in the third quarter of this calendar year. We intend to keep the build programme moving by continuing into Stage 3 construction and installation as soon as the Stage 2 compliance checking is complete."

The joint venture last month confirmed an order for a further 16 turbines from Windflow Technology, to be deployed in Stage 3 of the project. It has now ordered a total of 60 turbines for Stages 2 and 3. The Te Rere Hau project, which has resource consent for 97 turbines, is scheduled for completion in mid-2009.

The joint venture partners are NZ Windfarms Limited (50 percent) and NPBB Pty Limited (50 percent). NPBB Pty Limited is owned by NP Power Pty Limited and Babcock & Brown Windpower Pty Limited.

For further information go to www.nzwindfarms.co.nz

ENDS

Media Inquiries:
Chris Freear
Phone 03 943 5410
Mobile 021 946 332
Email chris.freear@nzwindfarms.co.nz

Maggie Kerrigan
Phone 09 630 7950
Mobile 021 302 440
Email maggie@kerriganpr.co.nz

By Company

Company	Code	Released	Type	Headline
NZ Windfarms Limited	NWF	16 May, 2008, 12:00	GENERAL	NZ Windfarms Limited to Review Leadership Structure

Full Text of Announcement

NZ Windfarms today announced that it had engaged external consultants to assist in reviewing the Company's future leadership structure.

Chairman Derek Walker said "the Company had grown rapidly over the last 18 months and had ambitious goals to develop multiple small to medium sized wind farms throughout New Zealand over the next five years. This meant it was timely to undertake a review and ensure it had the right leadership and resources in place to achieve those goals."

Mr Walker said the review was being undertaken with the support of the Chief Executive, Chris Freear.

ENDS

Derek Walker
Chairman
NZ Windfarms Limited
Tel: (021) 428 461

STATEMENT
NZ Windfarms Limited
May 29 2008

NZ Windfarms Shareholder Update

NZ Windfarms advises it has posted a shareholder update on its website a copy of this has also been provided to the NZX.

To view the presentation visit www.nzwindfarms.co.nz

ENDS


NZ Windfarms
Powered by Nature
NZ Windfarms
Shareholder Update
Thursday 29 May 2008

NZ Windfarms Ltd
POWERED BY NATURE

Agenda



- Introduction
- Electricity Policy and Market
- About NZ Windfarms
- Overview of Progress
- Te Rere Hau Project
- Other Projects
- Summary and Close

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Disclaimer

- This presentation may contain forward looking statements. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.
- Actual results may differ from those stated in any forward-looking statement based on a number of important factors and risks.
- Although directors and management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.
- Furthermore, while all reasonable care has been taken in compiling this presentation, NZ Windfarms accepts no responsibility for any errors or omissions.

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Energy Policy and Market



- Government energy strategy - promotes renewables as preferred generation source – 90% by 2050
- Emissions Trading Scheme - to apply to electricity from 2010
- Energy prices have been high due to low hydro inflows, increased demand and transmission constraints

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

About NZ Windfarms



Established on basis that:

- Wind will play a big part in NZ electricity future
- Will develop a portfolio of small to medium sized wind farms
- Farms will generally use smaller turbines with smaller environmental impact
- Generation to be unhedged to get upside from rising electricity prices and pricing of carbon

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

2007/08 Priorities



- Monitor performance of Windflow 500 turbines on stage one of Te Rere Hau
- Complete further stages of Te Rere Hau Project with NPBB
- Create pipeline of other sites

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Overview of Progress



- Stage 1 turbine performance to date has supported the 'built for NZ conditions' design philosophy of the Windflow 500
- Te Rere Hau construction is progressing although a few months behind schedule
- Well advanced with plans for Maungatua and Te Rere Hau Extension
- Continue to believe smaller wind farms using smaller turbines provide advantages in both consenting and construction

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Te Rere Hau Wind Farm


PALMERSTON NORTH
TE APITI WIND FARM
TE RERE HAU WIND FARM
Access Road
Power Lines
Map courtesy of TopomapPro

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Te Rere Hau – Stage 1

- Since gearbox upgrade completed
  - Availability 97%
  - Power curve 97%
  - Generation* 926 MWhs
  - Average spot price 9.76 c/kWh


Wycoff Knoll

* Output still constrained by temporary electrical connection

NZ Windfarms Ltd
POWERED BY NATURE

Te Rere Hau - build



- 60 turbines on order – Stages 2 & 3
  - 9 Nacelles complete
  - 20 sets of blades complete
  - First tower to arrive on site 26 June
  - Transmission cable in ground 31 July
- Stage 2 & 3 roads complete
- 22 foundations poured
- Arterial electrical reticulation complete

www.nzwindfarms.co.nz


NZ Windfarms Ltd
POWERED BY NATURE
NZ WINDFARMS - TE RERE HAU
Stage 1
turbines - 5
Stage 2
turbines - 28

NZ Windfarms Ltd
POWERED BY NATURE

New Foundation



- ~40% less concrete
- Rebar cage built off site
- ~60% less earth works
- Tower erection now possible in higher winds
- Smaller lay down area needed

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Building the Foundation



NZ Windfarms Ltd
POWERED BY NATURE

Building the Foundation



NZ Windfarms Ltd
POWERED BY NATURE

Building the Foundation





NZ Windfarms Ltd
POWERED BY NATURE

Laying Cable





www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Share of Maungatua increased to 50%

- 50m met mast installed
- Consultation underway
- Maungatua – consents to be lodged 2008

windpower
MAUNGATUA

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Increasing staffing levels



- Staff numbers have increased from 5 to 9 since June 07
- Presently increasing our in-house capacity to identify, evaluate, consent and construct projects
- Expansion to be complete within 2-3 months

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

TRH Stage 4



- IEC Certification is a mitigation factor for the technology risk associated with the Windflow 500 turbine
- Next formal progress report to JV on Windflow 500 IEC certification process is due 30 June
- JV will consider stage 4 order at that time based on independent review of progress on certification
- Order will be dependent on the level of comfort the JV has with the certification process

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Risks to Progress

- A delay in the stage 4 order may impact on expected completion date for stage 4
- We remain dependant on performance of Windflow Technology and Windflow 500 turbine for Te Rere Hau and Maungatua



- We are also dependant on other suppliers and contractors meeting delivery timeframes
- Prolonged consent processes for new projects
- Worldwide demand for turbines means longer lead times for turbines and turbine components

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Leadership Review



- Challenge is to move even faster than originally planned
- Our recent announcement on leadership review is about speed, and
- How we put in place the right resources and structure to grow quickly

www.nzwindfarms.co.nz

NZ Windfarms Ltd
POWERED BY NATURE

Summary

- We are making good progress on our objectives
- Some initial delays on TRH project but solid progress is now being made
- Once electrical connection livened, the number of operating turbines will grow steadily
- The Company is strongly committed to the objectives and philosophy set out in 2007 prospectus
- Policy and market environment have endorsed the approach taken
- Challenge is to move even faster than originally planned

www.nzwindfarms.co.nz

1231708 NZ WINDFARMS LIMITED

Registration Date: 23 JUN 2008 **Time:** 11:34:41
Document Type: Online Particulars Of Company Address
Submitted By: Garry Forward
L5, 315 Manchester St
Christchurch

Registered Company Address Changes

	Effective Date
Registered Office L5, 315 Manchester St, Christchurch	30-JUN-2008
Address for Service L5, 315 Manchester St, Christchurch	30-JUN-2008
Address for Communication L5, 315 Manchester St, Christchurch	23-JUN-2008
Address for Records **Added** L5, 315 Manchester Street, Christchurch all	23-JUN-2008

Update on Te Rere Hau Project

NZ Windfarms Limited (NWF) | 11:14 am, Friday 4 July 2008

Market Announcement Type:GENERAL

?

Statement
NZ Windfarms Ltd
July 4 2008

Update on Te Rere Hau Project

Work has commenced on the erection of the 28 turbine towers, which represent Stage 2 of the Te Rere Hau wind farm in the hills above Palmerston North.

This next batch of turbines will rest on innovative foundations that go into the soil much like a tree root and require 40 per cent less concrete than traditional gravity pad designs.

"The foundations are smaller and smarter and reduce earthworks by about 60 per cent," says NZ Windfarms' CEO Chris Freear. "The plan is to get seven towers up and ready to go before we start bringing the turbines onto site."

The turbines - Windflow 500 machines designed and manufactured in New Zealand - will begin arriving at Te Rere Hau later in the month.

Cabling is also well underway with Te Rere Hau reticulation completed, and the new high-grade cabling to connect the wind farm to the national grid being laid at present.

Mr Freear said it was expected that by the end of August, 12 turbines - seven Stage 2 and the five Stage 1 turbines - would be connected and exporting some 6 MW to the national grid.

He also reports that over the past few months roads have been completed throughout the Te Rere Hau development to access the Stage 3 and Stage 4 turbine sites, while preparation of the Stage 3 turbine crane pads has also commenced.

Added to this preliminary work for the Te Rere Hau site building is underway. The building will house the wind-smiths responsible for the smooth running of the wind farm and comprises an office, a workshop and the wind farm's control room.

In keeping with its objective to be a successful developer and operator of small to medium wind farms primarily generating for regional consumption, NZ Windfarms is researching and evaluating other sites around the country. The company has a 50-50 joint venture with NP and Babcock and Brown Wind Power for the Te Rere Hau wind farm.

For further information about NZ Windfarms visit www.nzwindfarms.co.nz

ENDS

Inquiries: Chris Freear, CEO, NZ Windfarms, Ph 03 943 5410 or 021 946 332, chris.freear@nzwindfarms.co.nz Or Maggie Kerrigan, Ph 09 309 3591 or 021 946 332, maggie@kerriganpr.co.nz

From: Joanna Lim
Sent: Thursday, 3 July 2008 11:47 a.m.
To: 'Garry Forward'
Cc: 'mbarila@JonesDay.com'; Nigel Oliver
Subject: ADR SEC submission

Attachments: A73449B0-5B3D-4C19-B1D2-27EDCB57C02A.DOC

A73449B0-5B3D-4C
19-B1D2-27EDCB...

Dear Garry

Since receiving the further documents from you, I have updated the attached letter including the index of documents. I am currently having the documents compiled into a bound booklet (unless Mimma prefers another form of presentation). In the meantime could you review the sections in the letter in square brackets, and provide that information. I have suggested 30 June 2008 as the relevant date for numbers.

Thanks
Jo

Kind regards

Joanna Lim
Senior Associate
|DDI: +64 3 964 5851 |Mob: +64 21 359 407

July [..], 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Re: NZ Windfarms Limited
Initial Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

The following information is furnished on behalf of NZ Windfarms Limited (the "Company"), a New Zealand corporation listed on the New Zealand Stock Exchange (the "NZX"), in order for it to qualify for the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Exchange Act and requests that the exemption be granted as soon as possible.

Attached as Schedule I is a list furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act of the information of the type specified in subparagraph (b)(3) of such Rule that the Company:

(i) has made public or is required to make public pursuant to the laws of New Zealand;

(ii) has filed or is required to file with the NZX and which was made public by the NZX; or

(iii) has distributed or is required to distribute to its security holders, since July 1, 2007, which was the beginning of its last completed fiscal year.

Pursuant to Rule 12g3-2(b)(1)(i), we are enclosing one copy of each of the documents listed in Schedule I. All the information is provided in English. After receiving the 12g3-2(b) exemption, the Company may electronically post, either on the Company's website (www.nzwindfarms.co.nz) or through an electronic information delivery system generally available to the public in its primary trading market, information required to be furnished pursuant to Rule 12g3-2(b)(1)(i).

The Company has informed us that, as of June [30], 2008, it had outstanding (i) [78,559,197] ordinary shares, all of which are tradeable on the NZX (the "Ordinary Shares"), **[and (ii) options (the "Options") to purchase an aggregate of [COMPANY TO PROVIDE] Ordinary Shares that are not listed on the NZX – COMPANY TO CONFIRM]**.

The NZX is the only stock exchange on which the Ordinary Shares are listed. Accordingly, pursuant to Rule 12g3-2(b)(1)(ii), attached as Schedule II is a list of the type of information we have been advised is required pursuant to the requirements of New Zealand law or the NZX to be made public, filed with the NZX and made public by the NZX, or distributed to security holders.

The Company agrees that it will furnish to the Securities and Exchange Commission (the "Commission") on an ongoing basis information of the type listed on Schedule II. If the information that the Company makes public pursuant to laws, files with any stock exchange or distributes to its security holders

changes from the attached Schedule II, the Company will remit to the Commission a revised list reflecting such changes promptly after the end of any fiscal year in which such changes occur.

In connection with this submission, we are furnishing the Commission with the following information, all of which is submitted to the extent known by the Company or which can be obtained without unreasonable effort or expense on the part of the Company:

(a) The Company has informed us that, to the best of its knowledge, as of June 30, 2008, it had **[COMPANY TO PROVIDE]** beneficial holders resident in the United States owning **[COMPANY TO PROVIDE]** Ordinary Shares which represent **[COMPANY TO PROVIDE]**% of the total Ordinary Shares outstanding and no **[COMPANY TO CONFIRM]** beneficial holders resident in the United States owning Options to purchase Ordinary Shares.

(b) If all Options held by U.S. resident holders were fully exercised, and no other holders of Options were to exercise their Options, U.S. resident holders would hold in the aggregate **[COMPANY TO PROVIDE]** Ordinary Shares or approximately **[COMPANY TO PROVIDE]**% of the total number of Odinary Shares which would then be outstanding.

(c) The Company has confirmed to us that it has obtained the information provided in paragraphs (a), (b) and (c) through a review of its own records and inquiries made to all of the registered holders that appear to be nominees as to any accounts held by such nominees for persons resident in the United States.

(d) The Company has informed us that, of the Company's Ordinary Shares that are held beneficially by holders resident in the United States, [(i) **[COMPANY TO PROVIDE] Ordinary Shares are held by holders that are believed to have acquired such Ordinary Shares in open market transactions on the NZX and which were exempt from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Regulation S**].

(e) The Company's most recent public distribution of securities was a public offering in New Zealand and a concurrent private placement in the United States, in a transaction exempt from the registration provision of the Securities Act pursuant to Section 4(2) thereof, of its Ordinary Shares which closed on 1 June 2007. The Company also offers Options to eligible employees to purchase its Ordinary Shares from time to time, but currently has no eligible employees in the United States.

The information contained in, and the information and documents enclosed with, this letter are being furnished pursuant to Rule 12g3-2(b)(1), on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We believe that this letter and the accompanying schedules satisfy the requirements for an initial submission under Rule 12g3-2(b) and await your confirmation of the exemption. If you have any questions or require any additional information, please contact the undersigned at (+61 2) 8272-0539.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy and returning it to our messenger.

Very truly yours,

Mimma Barila

Enclosures

SCHEDULE I

Documents made public, filed or distributed since 1 July 2007

No	Document Date	Document Name
1.	2 July 2007	Disclosure of Directors and Officers Relevant Interests
2.	5 July 2007	Substantial Security Holder Notice
3.	9 August 2007	Amendment of Prospectus
4.	14 August 2007	Announcement to NZX
5.	21 August 2007	Announcement to NZX
6.	24 August 2007	Announcement to NZX
7.	24 August 2007	Announcement to NZX
8.	27 August 2007	Announcement to NZX
9.	30 August 2007	Notice of Issue of Options
10.	24 September 2007	Announcement to NZX
11.	26 September 2007	Particulars of Shareholding
12.	26 September 2007	Annual Return
13.	26 September 2007	Notice of Annual Meeting
14.	4 October 2007	Announcement to NZX
15.	8 October 2007	Announcement to NZX
16.	11 October 2007	Announcement to NZX
17.	30 October 2007	Announcement to NZX
18.	1 November 2007	Announcement to NZX
19.	5 November 2007	Annual Financial Statements
20.	7 November 2007	Change of Directors and Particulars of Directors
21.	27 December 2007	Substantial Security Holder Notice

No	Document Date	Document Name
22.	27 February 2008	Six Month Report to December 2007
23.	17 March 2008	Announcement to NZX
24.	31 March 2008	Announcement to NZX
25.	31 March 2008	Announcement to NZX
26.	31 March 2008	Interim Report to 31 December 2007
27.	9 April 2008	Announcement to NZX
28.	9 April 2008	Announcement to NZX
29.	29 April 2008	Announcement to NZX
30.	16 May 2008	Announcement to NZX
31.	29 May 2008	Announcement to NZX
32.	23 June 2008	Particulars of Company Address

SCHEDULE II

Material information required to be made public, filed or distributed by NZ Windfarms Limited (the "Issuer")

1. **Item:** **Annual Preliminary Announcement (LR 10.4)**

   Date Required: Within sixty (60) days of the end of the financial year. The Issuer's financial year ends on 30 June

   Entity Requiring Item: NZX

2. **Item:** **Half Yearly Preliminary Announcement (LR 10.4)**

   Date Required: Within sixty (60) days of the end of the first six month period in the financial year

   Entity Requiring Item: NZX

3. **Item:** **Half Year and Annual Report,** including half-year and audited year-end financial statements (LR 10.5). The Annual Report must contain:
   - Disclosure of substantial security holder interests
   - Disclosures required under section 211 of the Companies Act 1993
   - Names and holdings of the 20 largest holders of quoted securities
   - Certain director's interests
   - The spread of the quoted securities
   - The current credit rating, if any
   - A summary of certain NZX waivers
   - Details of NZX's exercise of any power to halt, cancel or suspend trading in the Issuer's shares, cancel the listing or referring of the Issuer to the Disciplinary division of NZX
   - A statement of corporate governance procedures and how these differ from NZX's model rules
   - A statement as to who are independent directors and who are not independent directors
   - Details of a Director appointed by a security holder in accordance with the Issuer's constitution

   Date Required: Within three months of the end of the financial year or half-year, as the case may be

   Entity Requiring Item: NZX

4. **Item:** **Administrative Disclosure,** including such matters as proposals to alter or issue equity securities, the failure of a meeting to pass a

		proposal, changes in directors, officers or auditor, changes in address details of the Issuer, proposals to extend the half-yearly reporting period or amend the annual balance date and any credit ratings (LR 10.8.1).
	Date Required:	When first available. Certain of these disclosures are required to be made to the Registrar of Companies at varying times
	Entity Requiring Item:	NZX and the Registrar of Companies
5.	**Item:**	**Financial Statements**
	Date Required:	Under the Financial Reporting Act 1993, audited annual financial statements must be completed and signed by directors within five months of balance date. Financial Statements are required to be filed with the Registrar of Companies within 20 working days after being required to be signed
	Entity Requiring Item:	NZX and the Registrar of Companies
6.	**Item:**	**Annual Report (section 208 Companies Act 1993)**
	Date Required:	The Companies Act 1993 requires an annual report to be prepared within five months of its balance date. The Annual Report must be sent to each shareholder not less than 20 working days prior to the annual general meeting or the Issuer must provide a notice detailing how shareholders can obtain a copy of the annual report from the Issuer and by electronic means
	Entity Requiring Item:	Registrar of Companies
7.	**Item:**	**Annual Return (section 214 Companies Act 1993)**
	Date Required:	Annually during the month allocated by the Registrar of Companies
	Entity Requiring Item:	Registrar of Companies
8.	**Item:**	**Continuous disclosure** of any information known to the company's directors or executive officers which a reasonable person would expect, if it was generally available to the market, to have a material effect on the price or value of the company's securities (subject to certain exclusions). Also, material information must be disclosed to the extent necessary to prevent the creation of a market for the securities that is influenced by certain false or misleading information (LR 10.1.1) Where there is material information and there is a related party (except group companies) to a transaction, there must be disclosure of certain

		arrangements more favourable than an arms length transaction. Examples given in the NZX Listing Rules of information that must be disclosed are: • changes in financial forecasts or expectations • appointment of a receiver, manager or liquidator • transactions that involve a significant portion of the Issuer's assets, say more than 5% • a recommendation that a dividend or distribution will or will not be paid • undersubscription or oversubscription of an issue • a copy of any market sensitive information lodged with an overseas stock exchange or regulator • the giving or receiving of a notice to make a takeover • any proposal to change the general nature of the business of the Issuer or its group • disposing or acquiring 5% or more of quoted voting securities in another Issuer • acquisitions or disposals (including options to do so) where the gross value of the assets, or the consideration paid, exceeds 10% of the Average Market Capitalisation of the Issuer
	Date Required:	Once the entity becomes aware of the information (unless exclusion applies)
	Entity Requiring Item:	NZX
9.	**Item:**	**Notification of certain information and documentation relating to takeovers of, or, by the company.** All information sent to shareholders must be sent to the Takeovers Panel. Notices of meeting relating to takeovers must include certain prescribed information
	Date Required:	Provide notification to (a) NZX immediately upon receipt or issue of a takeover notice and other prescribed information when provided to shareholders or the company as the case may be; (b) if making a takeover offer, to the Registrar of Companies at the time of documents being forwarded to the target and members of the target in respect of the takeover offer; (c) to the Takeovers Panel at the same time as information is provided to Shareholders or the company as the case may be
	Entity Requiring Item:	NZX, Takeovers Panel and Registrar of Companies
10.	**Item:**	**The following documents must be approved by NZX before being circulated:**

- All Prospectuses, Investment Statements, Profiles and information memoranda required by the Listing Rules (LR 6.1, 7.1.6)
- Constitutions and Trust Deeds and proposed changes to them (LR 6.1)
- Any notice of meeting of holders of Quoted Securities to consider any matter other than declaring a dividend, the consideration of financial statements and reports of Directors or auditors, the election of Directors, the fixing of remuneration of Directors, the change of name of the Issuer, or the appointment of, and fixing of remuneration of auditors, or a resolution required or permitted under the Takeovers Code (LR 6.1)

Prospectuses, Investment Statements, Profiles must be accompanied by details of the Security to be quoted, Primary Market Participant confirmation, any Advertisements to be issued before the date of Quotation, and any other information or documents requested by NZX (LR 5.2.2, 7.1.6)

Constitutions and Trust Deeds and proposed changes to them must be accompanied by a solicitor's opinion addressing matters required by the NZSX Listing Rules (LR 6.1.3)

The text of certain resolutions to be put to a meeting must be set out in the notice of meeting and must contain the precise terms and conditions of the proposal and must otherwise comply with the requirements of the Listing Rules where the resolution relates to the following matters (LR 6.2.1):

- issues of new equity securities requiring shareholder approval
- employee share issues
- issues and buybacks of securities affecting control
- acquisition of the Issuer's own shares
- redemption of the Issuer's shares
- financial assistance to shareholders in the purchase of shares
- Major Transactions (LR 9.1.2)
- Transactions with Related Parties (LR 9.2.5)

A notice of meeting relating to issues and buybacks affecting control, or an issue of Securities likely to result in more than 50% of the Securities to be issued being acquired by Directors or Associated Persons of the Directors of the Issuer needs to be accompanied by an appraisal report (LR 6.2.2), as does a notice of

		meeting relating to a transaction with a Related Party (LR 9.2.5)
		A proxy must be sent with each notice of meeting (LR 6.2.6)
		Equity securityholders of all classes are entitled to receive copies of all notices, reports and financial statements issued generally to holders of Securities carrying Votes (LR 6.3)
	Date Required:	NZX requires at least 10 business days to consider documents (LR 6.1.4, 6.1.5)
	Entity Requiring Item:	NZX
11.	**Item:**	**Prospectuses and Trust Deeds and deeds of participation required by the Securities Act 1978 must be registered with the Registrar of Companies prior to an offer of Securities to the public**
	Date Required:	Documents to be provided to the Companies Office for registration are registered when accepted as being in a form acceptable for registration
	Entity Requiring Item:	Registrar of Companies
12.	**Item:**	**When an Issuer issues Securities or acquires its own Securities, it must announce the details required by the Listing Rules (LR 7.12.1). Details must also be registered with the Registrar of Companies**
	Date Required:	NZX requires immediate notification. Registration with the Registrar of Companies must be within 10 working days
	Entity Requiring Item:	NZX and Registrar of Companies
13.	**Item:**	**Announcement and prescribed details of any benefit to be paid or distributed on the Quoted Securities,** including dividends, interest and bonus issues, and Conversion or calls on Securities or any deviation from a dividend policy stated in any Offering Document or public forecast for the relevant period (LR 7.12.2)
	Date Required:	Forthwith after any Directors' recommendation and at least 10 Business Days before the record date to determine entitlements or obligations
	Entity Requiring Item:	NZX
14.	**Item:**	**Notification of decision to make a call on Quoted Securities not stated in any Offering Document (LR 7.12.3)**
	Date Required:	As soon as the decision is made
	Entity Requiring Item:	NZX

15.	**Item:**	**Notification of a decision not to pay interest on any debt security (whether convertible or not) (LR 7.12.6)**
	Date Required:	Immediately following the decision
	Entity Requiring Item:	NZX
16.	**Item:**	**Details of Conversion of Securities at the option of the holder prior to maturity (LR 7.12.8)**
	Date Required:	Six weeks prior to a fixed conversion date or if Conversion is upon the occurance of an event, as soon as practicable before or after the event
	Entity Requiring Item:	NZX
17.	**Item:**	**Notice of Conversion of Securities (including Options) (LR 7.12.9)**
	Date Required:	Immediately following Conversion
	Entity Requiring Item:	NZX
18.	**Item:**	**Notification of any undersubscription of an issue of Securities by the Issuer, and whether or not any Securities have been taken up by any underwriter (LR 7.14)**
	Date Required:	5 Business Days after the offer closes
	Entity Requiring Item:	NZX
19.	**Item:**	**Notification of oversubscription of an issue of Securities by the Issuer may be made, provided precise percentage stated (LR 7.14)**
	Date Required:	As soon as available
	Entity Requiring Item:	NZX
20.	**Item:**	**Notification of any proposal to cease to be listed on the New Zealand Stock Exchange or that some or all of its securities cease to be quoted (LR 5.4.1)**
	Date Required:	At least one month's written notice of the request must be provided to the NZX
	Entity Requiring Item:	NZX
21.	**Item:**	**A copy of every notice or communication sent to holders of the Issuer's Quoted Securities and any other Stock Exchange other than the NZX (LR 10.8.2)**
	Date Required:	No later than the time of distribution to Quoted Security Holders or to any other Stock Exchange
	Entity Requiring Item:	NZX
22.	**Item:**	**Notification of acquisition or disposition or a change in holding of relevant interests by**

		directors and officers (section 19T Securities Markets Act 1988). The Issuer must keep an interests register for such disclosures (s 19Z Securities Markets Act 1988)
	Date Required:	No more than 5 trading days after the change occurs
	Entity Requiring Item:	NZX
23.	**Item:**	**Notification of a change (+/-1 %) in a substantial security holding (5% or greater holding of relevant interest in voting securities of the Issuer) (sections 20-22 Securities Markets Act 1988).** Annual disclosure of substantial securityholders is required in the annual report to securityholders of listed companies (section 35F Securities Markets Act 1988) and the Issuer must keep a register of substantial securityholder notices (section 35C Securities Markets Act 1988)
	Date Required:	Notice is required to be given as soon as the securityholder knows, or ought to know of a change in substantial security holdings
	Entity Requiring Item:	NZX
24.	**Item:**	**Notification of an acquisition by the Issuer of equity securities of that Issuer, other than an acquisition from a holder who holds less than a minimum holding (LR 7.6.2)**
	Date Required:	Issuer must give 3 business days notice to the NZX prior to the acquisition of its own shares
	Entity Requiring Item:	NZX

__Notes:__

1 "NZX" means the New Zealand Stock Exchange.

2 Capitalised terms used above have the same meaning as in the New Zealand Stock Exchange Listing Rules applicable to the Issuer (the "Listing Rules" or "LR").

3 The above information is prepared as at 24 January 2008.

4 The above information is a summary only of material provisions in the Listing Rules and related legislation. If issues arise relating to disclosure then further advice should be taken.

5 References above to "LR" are to the Listing Rules.

6 References to legislation are to New Zealand legislation in force at 24 January 2008.

Joanna Lim

From: Mimma Barila [mbarila@JonesDay.com]
Sent: Thursday, 26 June 2008 8:05 p.m.
To: Joanna Lim
Subject: Re: FW: ADRs

Hi Joanna,

I am the contact going forward for this matter.

The July 1, 2006 date applies to all categories as you have assumed. Given the time lapse, the beginning of the last completed fiscal year will be July 1, 2007, so documents will need to be provided from that date. The beneficial holders number should be of a date within a reasonable time of the filing date. As a general rule I like to include a date no more than one month before the filing date.

Aim for 14 July?
→ 14 June?

Feel free to contact me with any questions.

Best Regards,
Mimma Barila

Jones Day | Level 41, Aurora Place| 88 Phillip Street | Sydney NSW 2000 | Australia
T: +612 8272 0539 | F: +612 8272 0599
E:mbarila@jonesday.com

"Joanna Lim" <Joanna.Lim@ah.co.nz>
06/26/2008 08:19 AM

To <mbarila@JonesDay.com>
cc
Subject FW: ADRs

Dear Mimma

I received an automatic response to the below email, that Patty is no longer with Jones Day. You were the other person mentioned in email correspondence on this matter, and I wondered if you could respond, or direct me to the right person.

Thanks.

Kind regards

Joanna Lim
Senior Associate
|DDI: +64 3 964 5851 |Mob: +64 21 359 407

Joanna Lim

From: Joanna Lim
Sent: Thursday, 26 June 2008 10:20 a.m.
To: 'mbarila@JonesDay.com'
Subject: FW: ADRs

Dear Mimma

I received an automatic response to the below email, that Patty is no longer with Jones Day. You were the other person mentioned in email correspondence on this matter, and I wondered if you could respond, or direct me to the right person.

Thanks.

Kind regards

Joanna Lim
Senior Associate
|DDI: +64 3 964 5851 |Mob: +64 21 359 407

From: Joanna Lim
Sent: Thursday, 26 June 2008 10:16 a.m.
To: 'Patty P Ho'
Subject: RE: ADRs

Hi Patty

I have now received some material from the client, and am just getting back up to speed with what we need to do to complete this matter.

Going through the draft Initial Submission letter, it states we have to provide information that the Company:

(i) has made public or is required to make public ...
(ii) has filed or is required to file with the NZX ...
(iii) has distributed or is required to distribute to its security holders, since 1 July 2006.

We have been assuming that the 1 July 2006 cut off date applies to all categories, but re-reading the letter I just wanted to check that it is not restricted to (iii). Also, given how much time has passed since you gave us this draft letter, and given that we are just about at an end to this financial year for them, is that still the relevant cut off date?

The next date I want to check is the date of October 30, 2007, referred to on page two of the letter in paragraph (a), about the number of beneficial holders resident in the US.

Thank you.

Kind regards

Joanna Lim
Senior Associate
|DDI: +64 3 964 5851 |Mob: +64 21 359 407

From: Patty P Ho [mailto:ppho@jonesday.com]
Sent: Friday, 28 March 2008 1:15 p.m.
To: Joanna Lim
Subject: RE: ADRs

Thanks for the update Joanna.

Patty Ho*
Jones Day - Sydney
☎: +61 2 8272 0536
✉: ppho@jonesday.com
*Not admitted in the United States

"Joanna Lim" <Joanna.Lim@ah.co.nz>

03/28/2008 11:10 AM

To "Patty P Ho" <ppho@jonesday.com>
cc
Subject RE: ADRs

Still waiting on documents from the client sorry.

Kind regards
Jo Lim

From: Patty P Ho [mailto:ppho@jonesday.com]
Sent: Thursday, 27 March 2008 7:14 p.m.
To: Joanna Lim
Cc: Mimma Barila
Subject: RE: ADRs

Joanna,

Just wanted to touch base with you in relation to the 12g3-2(b) submission. Any news? Thanks.

Kind Regards,
Patty

Patty Ho*
Jones Day - Sydney
☎: +61 2 8272 0536
✉: ppho@jonesday.com
*Not admitted in the United States

"Joanna Lim" <Joanna.Lim@ah.co.nz>

03/03/2008 07:07 AM

To "Patty P Ho" <ppho@jonesday.com>

cc

Subject RE: ADRs

Dear Patty

To update you, we still have not received documents from the company for this matter, and I have just followed up again. I will let you know once we get something.

Kind regards

Joanna Lim
Senior Associate
Anthony Harper Lawyers
Direct Dial: + 64 3 964 5851

From: Patty P Ho [mailto:ppho@jonesday.com]
Sent: Monday, 18 February 2008 1:32 p.m.
To: Joanna Lim
Cc: Mimma Barila
Subject: RE: ADRs

Joanna,

Just wanted to touch base with you in relation to the NZ Windfarms 12g3-2(b) submission. Could you kindly provide us with an update? Thanks.

Kind Regards,
Patty Ho

Patty Ho*
Jones Day - Sydney
☎: +61 2 8272 0536
✉: ppho@jonesday.com
*Not admitted in the United States

"Joanna Lim" <Joanna.Lim@ah.co.nz>

01/30/2008 07:17 AM

To "Patty P Ho" <ppho@jonesday.com>, <Chris.Freear@nzwindfarms.co.nz>
cc "Mimma Barila" <mbarila@JonesDay.com>, "Nigel Oliver" <Nigel.Oliver@ah.co.nz>
Subject RE: ADRs

Dear Patty

I am working through this and will respond as soon as possible in more detail once I have the relevant information compiled.

Kind regards

Joanna Lim
Senior Associate
Anthony Harper Lawyers
Direct Dial: + 64 3 964 5851

From: Patty P Ho [mailto:ppho@jonesday.com]
Sent: Tuesday, 29 January 2008 6:36 p.m.
To: Chris.Freear@nzwindfarms.co.nz
Cc: Mimma Barila; Nigel Oliver; Joanna Lim
Subject: Fw: ADRs

Chris,

Thank you for providing us with Schedule II of the 12g3-2(b) letter. We are still awaiting the Schedule I list of all documents NZ Windfarms has made public, filed or distributed since 1 July 2006 and the compiled hard copies. Could you please advise us when we will be due to receive this. If it would be easier, we are more than happy to coordinate directly with Nigel and Joanna.

Further, could you please provide us with the missing information from the **attached** 12g3-2(b) letter. We have put placeholders in bold and in brackets where we need additional information or where we require information to be confirmed.

Once we receive the Schedule I list, compiled hard copies and the outstanding information from the 12g3-2(b) letter, we will be in the position to file the submission with the SEC.

Please do not hesitate to contact either Mimma or myself if you have any further questions.

Kind Regards,
Patty

Patty Ho*
Jones Day - Sydney

☎: +61 2 8272 0536
✉: ppho@jonesday.com
*Not admitted in the United States

Chris Freear <Chris.Freear@nzwindfarms.co.nz>

01/29/2008 01:52 PM

To Mimma Barila <mbarila@JonesDay.com>
cc bdriscoll@bankofny.com
Subject FW: ADRs

Hi Mimma,

Here is the disclosure schedule,

Is there anything further you need from us at this time or is the ball firmly now back in your court?

Cheers

Chris Freear
CEO
NZ Windfarms Ltd

Tel: +64 3 943 5413
Cell: +64 21 946 332 (WINDFARMS)
Fax: +64 3 943 5411

Level 5, 315 Manchester St
PO Box 13 321, Christchurch, NZ

chris.freear@nzwindfarms.co.nz
www.nzwindfarms.co.nz

From: Joanna Lim [mailto:Joanna.Lim@ah.co.nz]
Sent: Monday, 28 January 2008 1:28 p.m.
To: Chris Freear
Cc: Nan Debney
Subject: ADRs

Dear Chris

Please find attached the Schedule of Material information required to be made public, filed or distributed, as required for the ADR matter.

Kind regards

Joanna Lim
Senior Associate
Anthony Harper Lawyers
Direct Dial: + 64 3 964 5851
Partner reference: Nigel Oliver

ⓘ Tel: +64 3 379 0920
ⓘ Fax: +64 3 366 9277
ⓘ Anthony Harper Building, 47 Cathedral Square, PO Box 2646, Christchurch, New Zealand
ⓘ www.ah.co.nz

This e-mail message has been scanned for Viruses and Content and cleared by **MailMarshal**

This e-mail message has been scanned for Viruses and Content and cleared by **MailMarshal**

---

www.anthonyharper.co.nz

26/06/2008

Level 5, Anthony Harper Building, 47 Cathedral Square, PO Box 2646, Christchurch, Tel: +64 3 379 0920
Level 20, ASB Bank Centre, 135 Albert Street, Auckland, Tel: +64 9 363 3301

Joanna Lim

From: Lotus Notes Administrator [noreply@jonesday.com]
Sent: Thursday, 26 June 2008 10:17 a.m.
To: Joanna Lim
Subject: Patty P Ho is no longer with Jones Day - Message deleted

Patty Ho is no longer with Jones Day. For reasons of confidentiality, your email was automatically deleted by our email system before being read.
Please re-send any Jones Day business related email to elynch@jonesday.com.
Elisabeth Lynch can be reached at 61-2-8272-0510.

Regards,

Jones Day Postmaster

From: Joanna Lim
Sent: Thursday, 26 June 2008 10:16 a.m.
To: 'Patty P Ho'
Subject: RE: ADRs

Hi Patty

I have now received some material from the client, and am just getting back up to speed with what we need to do to complete this matter.

Going through the draft Initial Submission letter, it states we have to provide information that the Company:

(i) has made public or is required to make public ...
(ii) has filed or is required to file with the NZX ...
(iii) has distributed or is required to distribute to its security holders, since 1 July 2006.

We have been assuming that the 1 July 2006 cut off date applies to all categories, but re-reading the letter I just wanted to check that it is not restricted to (iii). Also, given how much time has passed since you gave us this draft letter, and given that we are just about at an end to this financial year for them, is that still the relevant cut off date?

The next date I want to check is the date of October 30, 2007, referred to on page two of the letter in paragraph (a), about the number of beneficial holders resident in the US.

Thank you.

Kind regards

Joanna Lim
Senior Associate
|DDI: +64 3 964 5851 |Mob: +64 21 359 407

From: Patty P Ho [mailto:ppho@jonesday.com]
Sent: Friday, 28 March 2008 1:15 p.m.
To: Joanna Lim
Subject: RE: ADRs

Thanks for the update Joanna.

Patty Ho*
Jones Day - Sydney
☎: +61 2 8272 0536
✉: ppho@jonesday.com
*Not admitted in the United States

"Joanna Lim" <Joanna.Lim@ah.co.nz>

03/28/2008 11:10 AM

To "Patty P Ho" <ppho@jonesday.com>
cc
Subject RE: ADRs

Still waiting on documents from the client sorry.

Kind regards
Jo Lim

From: Patty P Ho [mailto:ppho@jonesday.com]
Sent: Thursday, 27 March 2008 7:14 p.m.
To: Joanna Lim
Cc: Mimma Barila
Subject: RE: ADRs

Joanna,

Just wanted to touch base with you in relation to the 12g3-2(b) submission. Any news? Thanks.

Kind Regards,
Patty

Patty Ho*
Jones Day - Sydney
☎: +61 2 8272 0536
✉: ppho@jonesday.com
*Not admitted in the United States

"Joanna Lim" <Joanna.Lim@ah.co.nz>

03/03/2008 07:07 AM

To "Patty P Ho" <ppho@jonesday.com>
cc
Subject RE: ADRs

Dear Patty

To update you, we still have not received documents from the company for this matter, and I

have just followed up again. I will let you know once we get something.

Kind regards

Joanna Lim
Senior Associate
Anthony Harper Lawyers
Direct Dial: + 64 3 964 5851

From: Patty P Ho [mailto:ppho@jonesday.com]
Sent: Monday, 18 February 2008 1:32 p.m.
To: Joanna Lim
Cc: Mimma Barila
Subject: RE: ADRs

Joanna,

Just wanted to touch base with you in relation to the NZ Windfarms 12g3-2(b) submission. Could you kindly provide us with an update? Thanks.

Kind Regards,
Patty Ho

Patty Ho*
Jones Day - Sydney
☎: +61 2 8272 0536
✉: ppho@jonesday.com
*Not admitted in the United States

"Joanna Lim" <Joanna.Lim@ah.co.nz>

01/30/2008 07:17 AM

To "Patty P Ho" <ppho@jonesday.com>, <Chris.Freear@nzwindfarms.co.nz>
cc "Mimma Barila" <mbarila@JonesDay.com>, "Nigel Oliver" <Nigel.Oliver@ah.co.nz>
Subject RE: ADRs

Dear Patty

I am working through this and will respond as soon as possible in more detail once I have the relevant information compiled.

Kind regards

Joanna Lim
Senior Associate
Anthony Harper Lawyers
Direct Dial: + 64 3 964 5851

From: Patty P Ho [mailto:ppho@jonesday.com]
Sent: Tuesday, 29 January 2008 6:36 p.m.
To: Chris.Freear@nzwindfarms.co.nz
Cc: Mimma Barila; Nigel Oliver; Joanna Lim
Subject: Fw: ADRs

Chris,

Thank you for providing us with Schedule II of the 12g3-2(b) letter. We are still awaiting the Schedule I list of all documents NZ Windfarms has made public, filed or distributed since 1 July 2006 and the compiled hard copies. Could you please advise us when we will be due to receive this. If it would be easier, we are more than happy to coordinate directly with Nigel and Joanna.

Further, could you please provide us with the missing information from the **attached** 12g3-2(b) letter. We have put placeholders in bold and in brackets where we need additional information or where we require information to be confirmed.

Once we receive the Schedule I list, compiled hard copies and the outstanding information from the 12g3-2(b) letter, we will be in the position to file the submission with the SEC.

Please do not hesitate to contact either Mimma or myself if you have any further questions.

Kind Regards,
Patty

Patty Ho*
Jones Day - Sydney
☎: +61 2 8272 0536
✉: ppho@jonesday.com
*Not admitted in the United States

Chris Freear <Chris.Freear@nzwindfarms.co.nz>

01/29/2008 01:52 PM

To Mimma Barila <mbarila@JonesDay.com>
cc bdriscoll@bankofny.com
Subject FW: ADRs

Hi Mimma,

Here is the disclosure schedule,

Is there anything further you need from us at this time or is the ball firmly now back in your court?

Cheers

Chris Freear
CEO
NZ Windfarms Ltd

Tel: +64 3 943 5413
Cell: +64 21 946 332 (WINDFARMS)
Fax: +64 3 943 5411

Level 5, 315 Manchester St
PO Box 13 321, Christchurch, NZ

chris.freear@nzwindfarms.co.nz
www.nzwindfarms.co.nz

From: Joanna Lim [mailto:Joanna.Lim@ah.co.nz]
Sent: Monday, 28 January 2008 1:28 p.m.
To: Chris Freear
Cc: Nan Debney
Subject: ADRs

Dear Chris

Please find attached the Schedule of Material information required to be made public, filed or distributed, as required for the ADR matter.

<<A8FEC3A9-0189-4023-B329-32A9B9CC48F8.DOC>>

Kind regards

Joanna Lim
Senior Associate
Anthony Harper Lawyers
Direct Dial: + 64 3 964 5851
Partner reference: Nigel Oliver

ⓘ **Tel: +64 3 379 0920**
ⓘ **Fax: +64 3 366 9277**
ⓘ **Anthony Harper Building, 47 Cathedral Square, PO Box 2646, Christchurch, New Zealand**
ⓘ **www.ah.co.nz**

unauthorised use of the contents is expressly prohibited. If you have received this e-mail in error, please advise us by telephone +64 3 379 0920 immediately and then delete this e-mail together with all attachments.

VIRUSES. Anthony Harper does not represent or warrant that files attached to this e-mail are free from computer viruses or other defects. Any attached files are provided, and may only be used, on the basis that the user assumes all responsibility for any loss, damage or consequence resulting directly or indirectly from use of the attached files. The liability of Anthony Harper is limited in any event to either the resupply of the attached files or the cost of having the attached files resupplied.

This e-mail message has been scanned for Viruses and Content and cleared by **MailMarshal**

==========
This e-mail (including any attachments) may contain information that is private, confidential, or protected by attorney-client or other privilege. If you received this e-mail in error, please delete it from your system without copying it and notify sender by reply e-mail, so that our records can be corrected.
==========

This e-mail message has been scanned for Viruses and Content and cleared by **MailMarshal**

This e-mail message has been scanned for Viruses and Content and cleared by **MailMarshal**

---

www.anthonyharper.co.nz

Level 5, Anthony Harper Building, 47 Cathedral Square, PO Box 2646, Christchurch, Tel: +64 3 379 0920

Level 20, ASB Bank Centre, 135 Albert Street, Auckland, Tel: +64 9 363 3301

IMPORTANT NOTICE. Email communications are not secure. We do not accept responsibility for any unauthorised interference. The contents of this email (including any attachments) may be legally privileged and confidential. If you are not the intended recipient, please notify us immediately and then delete this email together with all attachments.

END

26/06/2008